   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 18, 1997

                                                      REGISTRATION NO. 333-36911
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                            ------------------------


                                 PRE-EFFECTIVE
                                AMENDMENT NO. 2
                                       TO
                                    FORM S-1


                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933
                            ------------------------

                             PAPER WAREHOUSE, INC.

             (Exact name of registrant as specified in its charter)

             MINNESOTA                          5943                       41-1612534
  (State or other jurisdiction of   (Primary standard industrial        (I.R.S. employer
  incorporation or organization)    classification code number)      identification number)

                            7630 EXCELSIOR BOULEVARD
                             MINNEAPOLIS, MN 55426
                                 (612) 936-1000

    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                YALE T. DOLGINOW
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                             PAPER WAREHOUSE, INC.
                            7630 EXCELSIOR BOULEVARD
                             MINNEAPOLIS, MN 55426
                                 (612) 936-1000

           (Name, address, including zip code, and telephone number, including area code, of agent for service)

                           --------------------------

                                   COPIES TO:

      RUSSELL F. LEDERMAN, ESQ.                  BRUCE A. MACHMEIER, ESQ.
  Maslon Edelman Borman & Brand, LLP             KRISTINE L. GABEL, ESQ.
         3300 Norwest Center                   Oppenheimer Wolff & Donnelly
      Minneapolis, MN 55402-4140                      3400 Plaza VII
            (612) 672-8200                       45 South Seventh Street
                                                Minneapolis, MN 55402-1609
                                                      (612) 607-7000

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.

                           --------------------------

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                           --------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 SUBJECT TO COMPLETION, DATED NOVEMBER 18, 1997


                                1,666,667 SHARES

                          [Paper Warehouse, Inc. LOGO]

                                  COMMON STOCK


    All of the 1,666,667 shares of Common Stock offered hereby are being sold by Paper Warehouse, Inc. Prior to this offering, there has been no public market for the Common Stock. It is currently estimated that the initial public offering price will be between $8.00 and $10.00 per share. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. Approximately $2.0 million and $300,000 of the net proceeds of the offering will be used to repay indebtedness to Yale T. Dolginow and Brent D. Schlosser, respectively. Messrs. Dolginow and Schlosser are executive officers, directors and principal shareholders of the Company. See "Use of Proceeds." The Company has applied for inclusion of the Common Stock on the Nasdaq National Market under the symbol "PWHS."

                            ------------------------

        THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 6.
                             ---------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
 AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
   THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
    COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
     ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                             UNDERWRITING
                                              PRICE TO       DISCOUNTS AND     PROCEEDS TO
                                               PUBLIC       COMMISSIONS(1)     COMPANY(2)
Per Share................................         $                $                $
Total(3).................................         $                $                $

(1) The Company and a shareholder of the Company (the "Selling Shareholder") have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting offering expenses payable by the Company estimated at $550,000.

(3) The Company and the Selling Shareholder have granted the Underwriters an option, exercisable within 30 days of the date of this Prospectus, to purchase up to an aggregate of 250,000 additional shares of Common Stock, solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions,
    Proceeds to Company and Proceeds to Selling Shareholder will be $        ,
    $        , $        and $        , respectively. The Company will not
    receive any of the proceeds from the sale of shares by the Selling Shareholder. See "Principal and Selling Shareholders" and "Underwriting."
                            ------------------------
    The shares of Common Stock are offered by the several Underwriters subject to prior sale, when, as and if delivered to and accepted by them, and are subject to the right of the Underwriters to withdraw such offer and to reject any order in whole or in part. It is expected that delivery of the shares of
Common Stock will be made on or about            , 1997.

                       [Dain Bosworth Incorporated LOGO]

                THE DATE OF THIS PROSPECTUS IS            , 1997

PAPER                                                OVER 120 STORES NATIONWIDE!
WAREHOUSE
DISCOUNT PARTY & PAPER

    [Following is a map of the United States indicating the location of Company-owned and franchise stores; lines drawn on the map call out the location of 11 stores in the Denver metropolitan area, 26 stores in the Minneapolis/St. Paul metropolitan area, 7 stores in the Oklahoma City metropolitan area and 16 stores in the Kansas City metropolitan area]

COMPANY STORES                      FRANCHISE        KANSAS (2)        NEBRASKA (2)
COLORADO (11)                       STORES           Lawrence          Lincoln
Denver Metro Area (11)              ARIZONA (5)      Topeka            NEVADA (1)
IOWA (3)                            Tucson (4)       KENTUCKY (1)      Sparks
Des Moines (2)                      Chandler         Lexington         NORTH DAKOTA (4)
Ankeny                              COLORADO (5)     LOUISIANA (4)     Fargo
KANSAS (9)                          Westminster      Hammond           Grand Forks
Kansas City Metro Area              Wheat Ridge      Mandeville        Minot
MISSOURI (9)                        Longmont         Baton Rouge       Bismarck
Kansas City Metro Area              Boulder          Lafayette         SOUTH DAKOTA (4)
Columbia                            Greeley          MARYLAND (2)      Rapid City
St. Joseph                          FLORIDA (1)      Germantown        Sioux Falls
MINNESOTA (29)                      Panama City      Rockville         Aberdeen
Minneapolis/St. Paul Metro Area     GEORGIA (2)      MINNESOTA (1)     Watertown
(26)                                Roswell          Duluth            TENNESSEE (2)
St. Cloud                           Savannah         MISSISSIPPI (1)   Memphis
Rochester                           ILLINOIS (3)     Hattiesburg       Madison
Mankato                             Wheaton          MISSOURI (1)      TEXAS (2)
OKLAHOMA (10)                       Decatur          Springfield       Carrollton
Oklahoma City Metro Area (7)        Champaign        MONTANA (2)       Dallas
Tulsa (3)                           IOWA (4)         Billings          WYOMING (2)
WISCONSIN (2)                       Iowa City        Bozeman           Casper
Onalaska                            Sioux City                         Cheyenne
Eau Claire                          Fort Dodge
                                    Cedar Falls

    [Following are four pictures of typical store interiors]

    [The inside front cover of the Prospectus is a gatefold design. The two pages contained in the gatefold contain eight photos depicting products sold in Company stores. Five of the photos (captioned "special occasion") depict individuals celebrating special occasions (children's birthday, adult birthday, weddings, theme parties and graduations). The other three photos (captioned "seasonal and holiday") depict products sold by the Company used to celebrate Valentine's Day, Halloween and Christmas. Below these pictures is a photo of a typical Paper Warehouse storefront, a symbol representing the Company's low-price pledge, a photo of gift wrapped boxes, the Paper Warehouse logo and the Party Universe logo.]

    CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH SECURITIES, AND THE IMPOSITION OF A PENALTY BID, IN CONNECTION WITH THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS AND NOTES THERETO APPEARING ELSEWHERE IN THIS PROSPECTUS. ALL REFERENCES IN THIS PROSPECTUS TO "PAPER WAREHOUSE" OR THE "COMPANY" REFER TO PAPER WAREHOUSE, INC. AND ITS WHOLLY-OWNED SUBSIDIARY. EXCEPT AS OTHERWISE SPECIFIED, ALL INFORMATION IN THIS PROSPECTUS (I) REFLECTS A 37.57-FOR-1 STOCK SPLIT EFFECTED IN SEPTEMBER 1997, AND (II) ASSUMES NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION. SEE "UNDERWRITING." REFERENCES TO FISCAL YEARS IN THIS PROSPECTUS REFER TO THE FISCAL YEAR ENDING ON THE FRIDAY NEAREST JANUARY 31 OF THE FOLLOWING CALENDAR YEAR (E.G., FISCAL 1996 ENDED ON JANUARY 31, 1997).

                                  THE COMPANY


    Paper Warehouse is a growing chain of stores specializing in party supplies and paper goods operating under the names PAPER WAREHOUSE and PARTY UNIVERSE. The Company's four principal markets are Minneapolis/St. Paul, Kansas City, Denver and Oklahoma City. Paper Warehouse stores offer an extensive assortment of special occasion, seasonal and everyday paper products, including party supplies, gift wrap, greeting cards and catering supplies, at everyday low prices. The Company's 124 stores (73 Company-owned and 51 franchise stores) are conveniently located in major retail trade areas to provide customers with easy access to its stores. For the first six months of fiscal 1997, the Company's revenues increased 27.3% to $24.7 million from $19.4 million for the comparable period of fiscal 1996.


    The Company offers a broad selection of party supplies and paper goods for a wide variety of celebratory occasions and everyday uses, including birthdays, weddings, baby showers, graduations and other family and religious celebrations, as well as seasonal events such as Valentine's Day, Easter, Fourth of July, Halloween, Thanksgiving, Christmas, Hanukkah and New Year's. Through the Company's 8,500 square foot store prototype, the Company offers a comprehensive selection of over 19,000 SKUs, which provides customers the convenience of one-stop shopping for all party supplies and paper goods. The Company's merchandise is organized by party themes, and the prominent signage and wide aisles allow customers to easily access and coordinate the merchandise required for all party occasions. The Company also believes that its extensive selection, combined with high in-stock positions, often stimulates customers to purchase additional products.


    The Company believes that total United States retail sales of party and special occasion merchandise (including greeting cards, party supplies, gift wrap and related items) will grow to approximately $8.9 billion in 1997. Larger format stores have become the fastest growing retail format within the party goods industry by offering consumers a broader selection of merchandise at lower prices compared to traditional party goods retailers. Paper Warehouse emphasizes both convenient locations and an extensive selection of merchandise at everyday low prices.



    Paper Warehouse's goal is to be one of the leading suppliers of party supplies and paper goods in existing markets and to establish a dominant position in new markets. Paper Warehouse opened nine Company-owned stores in fiscal 1997 and plans to open approximately 25 Company-owned stores in fiscal 1998, of which approximately two-thirds are expected to open in two new major markets. Additionally, management established three franchise stores in fiscal 1997 and expects to establish between 15 and 20 franchise stores in fiscal 1998.



    In order to increase its market share in existing markets, achieve a dominant position in new markets and maximize operating efficiencies, the Company employs the following growth strategy: (i) open multiple Company-owned stores close to one another ("clustering") in new and existing metropolitan markets, (ii) selectively open Company-owned stores in secondary markets that can support one or two stores and that are contiguous with metropolitan markets where the Company has existing stores, (iii) establish franchise stores in other markets, and (iv) continuously refresh, remodel and expand existing stores.

                                  THE OFFERING

Common Stock offered..............  1,666,667 shares

Common Stock to be outstanding
  after the offering..............  4,247,035 shares (1)

Use of proceeds...................  To repay debt outstanding under the Company's revolving credit facility, to repay Shareholder Notes, to repay
                                    the Subordinated Notes and for new store expansion and
                                    working capital and other general corporate purposes.
                                    See "Use of Proceeds."

Proposed Nasdaq National Market
  symbol..........................  PWHS

------------------------

(1) Assumes options and warrants to purchase 377,550 shares are exercised immediately prior to this offering and an initital public offering price of $9.00 per share. Does not include an aggregate of 639,641 shares reserved for issuance under the Company's 1997 Stock Option and Compensation Plan and Directors Stock Option Plan, of which 202,965 shares will be subject to options to be granted upon consummation of this offering at an exercise price equal to the initial public offering price. See "Management--Employee and Directors Stock Option Plans."

                            ------------------------

    The first Paper Warehouse store opened in Minneapolis, Minnesota in 1983. The current management team purchased this business in 1986 and incorporated the Company in Minnesota in 1987. The Company's principal executive offices are located at 7630 Excelsior Boulevard, St. Louis Park, Minnesota 55426 and its telephone number is (612) 936-1000.

    PAPER WAREHOUSE-Registered Trademark- and PARTY
UNIVERSE-Registered Trademark- are trademarks of the Company.

                            ------------------------

    THIS PROSPECTUS CONTAINS "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE FEDERAL SECURITIES LAWS, WHICH INVOLVE RISKS AND UNCERTAINTIES AND WHICH CAN BE IDENTIFIED BY THE USE OF FORWARD-LOOKING TERMINOLOGY SUCH AS "MAY," "WILL," "EXPECT," "ANTICIPATE," "ESTIMATE" OR "CONTINUE" OR THE NEGATIVE THEREOF OR OTHER VARIATIONS THEREON OR COMPARABLE TERMINOLOGY. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE PROJECTED IN SUCH FORWARD-LOOKING STATEMENTS DUE TO A NUMBER OF FACTORS, INCLUDING THOSE SET FORTH UNDER "RISK FACTORS" AND ELSEWHERE IN THIS PROSPECTUS.

                    SUMMARY OF FINANCIAL AND OPERATING DATA
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                            FISCAL YEAR                         FIRST SIX MONTHS
                                       -----------------------------------------------------  --------------------
                                         1992       1993       1994       1995       1996       1996       1997
                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------
STATEMENT OF EARNINGS DATA:
  Revenues...........................  $  15,135  $  18,218  $  24,084  $  33,478  $  43,002  $  19,444  $  24,748
  Operating income...................        600      1,096      1,494      1,781      2,080        598        957
  Net income.........................        306        980      1,281      1,286      1,303        211        473
  Pro forma net income(1)............        313        608        794        797        808        131        293
  Pro forma net income per
    share(1).........................       0.14       0.24       0.32       0.32       0.32       0.05       0.12

OPERATING DATA:
  Number of stores open at end of
    period:
    Company-owned stores.............         37         40         42         55         64         60         68
    Franchise stores.................         15         21         29         53         50         52         50
    Remodeled stores.................          5          9          8          8          1          1          3
  Comparable store sales
    increase(2)......................       8.6%       8.8%      16.6%      13.6%(3)      7.8%(3)     12.4%      9.5%

                                                                                              AUGUST 1, 1997
                                                                                         -------------------------
                                                                                                      PRO FORMA
                                                                                          ACTUAL    AS ADJUSTED(4)
                                                                                         ---------  --------------
BALANCE SHEET DATA:
  Working capital......................................................................  $   5,561    $   10,719
  Total assets.........................................................................     19,086        22,109
  Total debt(5)........................................................................     11,132           921
  Total stockholders' equity...........................................................      2,140        15,389

------------------------

(1) Since February 1, 1993, the Company has been an S corporation and during this period was not generally subject to corporate income taxes. The statement of earnings data during this period reflects a pro forma provision for income taxes as if the Company were subject to corporate income taxes for such periods. This pro forma provision for income taxes is computed using a combined federal and state tax rate of 38%. See "S Corporation Distributions" and Note 10 of Notes to Financial Statements.

(2) Company-owned stores enter the comparable store sales base at the beginning of their 13th month of operations. Stores in which retail square footage is increased more than 50%, or stores which are relocated, are no longer included in the comparable store sales base until 12 months have passed.

(3) For purposes of computing the increase in comparable store sales, this computation assumes fiscal 1995 was a 52 week year.

(4) Adjusted to give effect to (i) an estimated $166,000 S corporation distribution to existing shareholders upon consummation of this offering,
    (ii) the exercise of options and warrants to purchase an aggregate of 377,550 shares immediately prior to this offering (at an assumed initial public offering price of $9.00 per share), and (iii) the sale of the Common Stock offered by the Company hereby (at an assumed initial public offering price of $9.00 per share) and (iv) the application of the estimated net proceeds therefrom. See "S Corporation Distributions," "Use of Proceeds" and
    Note 10 of Notes to Financial Statements.

(5) Total debt consists of total current and long-term debt. See
    "Capitalization."

                                  RISK FACTORS

    IN ADDITION TO THE OTHER INFORMATION SET FORTH IN THIS PROSPECTUS, THE FOLLOWING RISK FACTORS SHOULD BE CONSIDERED CAREFULLY IN EVALUATING THE COMPANY AND ITS BUSINESS BEFORE PURCHASING ANY OF THE SHARES OF COMMON STOCK OFFERED HEREBY.

RISKS ASSOCIATED WITH GROWTH

    The Company's ability to increase its sales and net earnings will depend in part on its ability to open stores in new and existing markets and to operate such stores on a profitable basis. Paper Warehouse, which currently operates 73 Company-owned stores, opened 11 Company-owned stores during fiscal 1996 and nine Company-owned stores during fiscal 1997. In fiscal 1998, Paper Warehouse expects to open approximately 25 Company-owned stores, two-thirds of which are planned to be opened in two new markets. This planned expansion represents a significant increase in the number of stores previously opened and operated by the Company.

    RISK OF OPENING NEW STORES


    The Company's planned expansion in both new and existing markets is subject to many risks, including, but not limited to, failure to identify suitable markets, the unavailability of suitable sites on acceptable lease terms and the failure to obtain qualified management and other store personnel. Operating stores in new geographic markets may present competitive and merchandising challenges that are different from those currently faced by the Company in its existing geographic markets. Such challenges include adapting to local tastes and customs as well as competing against local established and familiar businesses, that may have innovative or other unique techniques for marketing party supplies and paper goods. The Company's expansion plans may also place significant demands on the Company's management, financial controls, operations and information systems and may cause the Company to incur higher costs relating to marketing and operations. The Company's expansion plans will also require an increase in Company personnel, particularly store managers and sales associates to operate the Company's new stores. There can be no assurance that the Company will be able to continue to attract, develop, train and retain the personnel necessary to pursue and maintain its growth and business strategies.


    The Company's continued growth will depend on its ability to increase sales in its existing stores. The opening of additional Company-owned stores in existing markets could reduce sales from existing stores located in or near those markets. Although the Company believes it has planned carefully for the implementation of its expansion program, there can be no assurance that such plans can be executed as presently envisioned or that the implementation of those plans will not have an adverse effect on the Company's business, financial condition and results of operations. See "Business--Expansion Strategy."

    POTENTIAL NEED FOR ADDITIONAL FINANCING

    The Company currently intends to finance new stores with cash generated from operations, together with the net proceeds of this offering, payment terms from vendors and available borrowings. The Company believes that funds from these sources will be sufficient to finance the Company's growth plan to open approximately 25 stores in fiscal 1998. To the extent that the funds generated from the sources described above are insufficient to finance the Company's growth plans, the Company would need to raise additional funds through debt or equity financing. No assurance can be given that additional financing will be available or that, if available, it will be available on terms favorable to the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Business--Expansion Strategy."

    RISK OF POTENTIAL ACQUISITIONS

    As part of its growth strategies, the Company periodically considers strategic acquisitions of other retail stores or chains in the party supply industry. As of the date of this Prospectus, the Company has no existing agreements or commitments to affect any material acquisitions. There can be no assurance that suitable acquisition candidates will be identified, that acquisitions can be consummated or that new stores acquired through such acquisitions can be operated profitably or integrated successfully into the Company's operations. Further, growth through acquisition entails certain risks to the Company, including unanticipated business uncertainties, including diversion of management attention, legal liabilities and significant costs and expenses to the Company to complete the acquisition, any of which could have a material adverse effect on the Company's business, financial condition and results of operations.

RISK OF SEASONAL AND QUARTERLY REVENUE AND OPERATING FLUCTUATIONS

    The Company's results of operations have historically fluctuated from quarter to quarter for such reasons as seasonal variations in revenues and operating expenses, the amount and timing of revenues contributed by new Company-owned and franchise stores, the costs associated with the opening of new stores and expenses incurred to support the Company's expansion strategy. As a result of these seasonal variations, a significant portion of the Company's operating income is generated in the second and fourth fiscal quarters. Historically, the Company has engaged in more promotional activity during the third quarter than the second quarter which results in reduced operating income for the third quarter as compared to the second quarter. Any factors negatively affecting the Company during the second and fourth fiscal quarters could have a material adverse effect on the Company's financial condition and results of operations for the entire fiscal year. Further, as a result of the seasonality of the Company's revenue, the Company expects to incur a loss in the first quarter of each year for the foreseeable future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Quarterly Results and Seasonality."

DEPENDENCE UPON KEY PERSONNEL

    The Company's success depends in large part upon the abilities and continued service of Yale T. Dolginow, its President and Chief Executive Officer, and Brent D. Schlosser, its Executive Vice President in charge of merchandising. While the Company has employment agreements with Messrs. Dolginow and Schlosser, there can be no assurance that the Company will be able to retain the services of such individuals. Loss of the services of Mr. Dolginow or Mr. Schlosser could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management--Employment Agreements."

RISKS ASSOCIATED WITH FRANCHISEES

    During fiscal 1998 the Company plans to establish between 15 and 20 new franchise stores. The continued growth and success of the Company is dependent in part upon its ability to attract, contract with and retain qualified franchisees and the ability of those franchisees to operate their stores successfully and promote and develop the Paper Warehouse store concept. Although the Company has established criteria to evaluate prospective franchisees and the Company's franchise agreements include certain operating standards, each franchisee operates its store independently and the Company is limited in its ability to influence day-to-day store operations. There can be no assurance that franchisees will be able to operate Paper Warehouse stores successfully in their franchise areas in a manner consistent with the Company's concepts and standards. Accordingly, the Company's franchisees could operate their stores in a manner that damages the Company's reputation and, by reducing the gross revenues of such stores, reduce the franchise revenue received by the Company. See "Business--Franchising."

FAILURE TO ANTICIPATE AND/OR RESPOND TO MERCHANDISING TRENDS

    The Company's success depends, in part, on its ability to anticipate and respond, in a timely manner, to changing merchandise trends and consumer demands. The Company makes merchandising decisions well in advance of the seasons when such merchandise will be sold. Accordingly, any delay or failure by the Company in identifying and responding to emerging trends could adversely effect consumer acceptance of the merchandise in the Company's stores, which would have a material adverse effect on the Company's business, financial condition and results of operations. Certain licensed products sold by the Company are in great demand for short time periods making it difficult to project inventory needs for such products. Significant deviations from projected demand for its products, in particular licensed products, could have a material adverse effect on the Company's business, financial condition and results of operations, either from lost sales due to insufficient inventory, higher carrying costs associated with slower turning inventory or reduced or eliminated margins due to the need to mark down excess inventory. See "Business-- Merchandising."

HIGHLY COMPETITIVE MARKET

    The party supplies and paper goods retailing business is highly competitive. Paper Warehouse stores compete with a variety of smaller and larger retailers, including specialty party supply retailers (including other superstores), card shops and designated departments in mass merchandisers, discount retailers, toy stores, drug stores, supermarkets and department stores. Many of the Company's competitors have substantially greater financial and personnel resources than the Company. The Company may also encounter additional competition from new entrants in the future in the Company's existing or planned new markets. Increased competition by existing or future competitors may have a material adverse effect on the Company. See "Business--Competition."

IMPLEMENTATION OF NEW INFORMATION SYSTEMS

    In order to support the Company's continued expansion and enhance its competitive position in the industry, the Company has entered into an agreement to purchase a retail software package from JDA Software Company. Implementation began during the third quarter of 1997 and is estimated to be completed sometime during the third quarter of 1998. There can be no assurance that the JDA Software will be implemented by the third quarter of 1998 or at all. The failure to complete, or delays or problems in completing the implementation of the JDA retail software package could have an adverse effect on the Company's business.


DEPENDENCE ON SUPPLIERS



    The Company purchases its merchandise from approximately 150 suppliers. In fiscal 1996, the Company's largest supplier represented approximately 13% of the Company's purchases and the seven largest suppliers accounted for approximately 50% of the Company's purchases. The Company's future success is partially dependent upon its ability to maintain good relationships with its principal suppliers. Many of the Company's principal suppliers currently provide the Company with certain incentives, such as volume purchasing allowances and trade discounts. A reduction or discontinuance of these incentives could have a material adverse effect on the Company. The Company does not have long-term contracts with any of its suppliers, and any supplier could discontinue selling to the Company at any time. While the Company believes its supplier relationships are good, the failure by the Company to maintain good relationships with its principal suppliers could have a material adverse effect on the Company's business, financial condition or results of operations. See "Business--Product Sourcing and Inventory Management."


EFFECT OF CHANGES IN CONSUMER PREFERENCES AND ECONOMIC CONDITIONS

    The party goods business would be adversely affected if consumer demand for single-use, disposable party goods were to diminish. For example, if cost increases in raw materials such as paper or plastic were to cause the Company's prices to increase significantly, consumers might decide to forgo the convenience associated with single-use, disposable products and use standard dinnerware and flatware. Similarly, changes in consumer preferences away from disposable products and in favor of reusable products for environmental or other reasons could reduce the demand for the Company's products. In addition, future adverse changes in economic conditions affecting disposable consumer income, such as employment levels, the rate of inflation, interest rates and taxation, could have an adverse effect on the party good business. Because its operations are located principally in four metropolitan areas, the Company is also subject to certain regional risks, such as the economy, weather conditions, natural disasters and governmental regulations. If any region in which the Company operates stores were to suffer an economic downturn or other adverse regional events were to occur, there could be an adverse impact on the Company's sales and profitability and its ability to implement its planned expansion programs.

GOVERNMENT REGULATION

    The Company, as a franchisor, is subject to regulation by the Federal Trade Commission and also must comply with state laws regulating the offer and sale of franchises and limiting the Company's ability to terminate or refuse to renew franchises. The failure to obtain or maintain approvals to sell franchises could adversely affect the Company. The Company and its franchisees are subject to laws governing their relationships with employees, including minimum wage requirements, overtime, working and safety conditions and citizenship requirements. Because a significant number of the Company's employees are paid at rates related to the federal minimum wage, increases in the minimum wage would increase the Company's labor costs. See "Business--Government Regulation."


CONTROL BY MANAGEMENT; POSSIBLE ANTI-TAKEOVER EFFECT



    Upon completion of this offering, Yale T. Dolginow, President and Chief Executive Officer, and Brent D. Schlosser, Executive Vice President, will own or have the right to vote and control the disposition of 51.9% of the Company's outstanding Common Stock. Accordingly, these persons, acting together, will have the ability to elect the Company's directors and determine the outcome of other corporate actions requiring shareholder approval, regardless of the vote of the other shareholders. Such control by existing shareholders could have the effect of delaying, deferring or preventing a change in control of the Company. See "Principal and Selling Shareholders."


DILUTION; DIVIDEND POLICY

    Purchasers of Common Stock in this offering will incur immediate and substantial dilution in the net tangible book value per share of their shares. At the present time, the Company intends to use any earnings which may be generated to finance further growth of the Company's business and does not intend to pay dividends in the foreseeable future. See "Dilution" and "Dividend Policy."

NO PRIOR MARKET FOR THE COMMON STOCK; POSSIBLE VOLATILITY OF STOCK PRICE

    Prior to this offering, there has been no public market for the Common Stock. Although the Company has applied to have its Common Stock approved for quotation on the Nasdaq National Market, there can be no assurance that a market for the Common Stock will develop or, if developed, will be sustained after this offering. The initial public offering price of the Common Stock will be determined by negotiations between the Company and the Representative. The market price for the Common Stock may be volatile and fluctuate depending on various factors, including the general economy, stock market conditions, analyst recommendations, news announcements concerning the Company or the party supplies and paper goods industry, variations in the Company's quarterly and annual operating results and other factors. The stock market in general, and the market for shares of small capitalization stocks in particular, have experienced significant price and volume fluctuations that often have been unrelated to the operating performance of particular companies. These market fluctuations may adversely effect the market price of the Common Stock, and the negotiated initial public offering price may not be indicative of future market prices of the Common Stock. There can be no assurance that the prices at which the Common Stock will sell in the public market after this offering will not be lower than the Price to Public. See "Underwriting."

POSSIBLE ISSUANCES OF PREFERRED STOCK; ANTI-TAKEOVER EFFECT OF MINNESOTA LAW

    Pursuant to the Company's Amended and Restated Articles of Incorporation, the Board of Directors has authority to fix the rights, preferences, privileges and restrictions, including voting rights, of any shares of the Company's preferred stock and to issue such stock without any further vote or action by the shareholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights and preferences of the holders of any shares of preferred stock that the Board of Directors may create and issue in the future. The issuance of any such preferred stock could have the effect of delaying, deferring or preventing a change in control of the Company. In addition, certain provisions of Minnesota law applicable to the Company could have the effect of discouraging certain attempts to acquire the Company, which could deprive the Company's shareholders of opportunities to sell their shares of Common Stock at prices higher than prevailing market prices and may also have a depressive effect on the market price of the Company's Common Stock. See "Description of Capital Stock."

SHARES ELIGIBLE FOR FUTURE SALE

    The Company and each of its directors and executive officers and all of its existing shareholders have agreed with the Underwriters not to sell, offer to sell, solicit an offer to buy, contract to sell, grant any option to purchase, or otherwise transfer or dispose of any shares of Common Stock, or any securities convertible into or exercisable or exchangeable for Common Stock, for a period of 180 days after the effective date of this offering without the prior written consent of the Representative. Following this offering, 4,247,035 shares of Common Stock will be outstanding. Of such shares, the 1,666,667 shares of Common Stock offered hereby will be freely tradable by persons who are not affiliates of the Company and 2,580,368 shares of Common Stock will be subject to 180-day lock-up agreements with the Underwriters. Upon expiration of the 180-day period, all of these shares will be eligible for public sale under Rule 144, subject in certain cases to volume and manner of sale limitations. Approximately 90 days after completion of this offering, the Company intends to file a Registration Statement on Form S-8 covering shares issuable under the Company's 1997 Employee Stock Option and Compensation Plan and the Directors Stock Option Plan, thus permitting the resale of such shares by non-affiliates in the public market without restrictions under the Securities Act. Sales of a substantial number of shares of Common Stock in the public market following the offering, or the perception that such sales could occur, could have a material adverse effect on the price of the Common Stock. See "Shares Eligible for Future Sale."

S CORPORATION STATUS; DISTRIBUTIONS

    Since 1993, the Company has been treated as an S corporation under the Internal Revenue Code of 1986 as amended (the "Code"). As a result, the Company's shareholders prior to the consummation of this offering (Messrs. Dolginow and Schlosser) (the "Current Shareholders") have been directly subject to tax on the income of the Company for federal, state and certain local income tax purposes. As an S corporation, the Company has made distributions of accumulated net income to the Current Shareholders. In connection with this offering, the Company will be converted to a C corporation and similar distributions will not be made to the purchasers of Common Stock in this offering. The Company believes that it has met the S corporation requirements and, as of the date of this Prospectus, the Internal Revenue Service (the "IRS") and other applicable state taxing authorities have not challenged the Company's S corporation status. If, for any reason, the Company were subsequently determined by the IRS or other applicable state taxing authorities not to have met S corporation requirements, the Company could be liable to pay corporate taxes on its income at the effective corporate tax rate for all or a part of the period from February 1, 1993 through the consummation of this offering, plus interest and possibly penalties. See "S Corporation Distributions" and "Certain Transactions."

                          S CORPORATION DISTRIBUTIONS

    The Company has elected to be treated for federal and certain state income tax purposes as an S corporation under the Code since February 1, 1993. As a result, earnings of the Company since that time have been taxed for federal and certain state income tax purposes directly to its Current Shareholders rather than to the Company. In connection with this offering, the Company will be converted from an S corporation to a C corporation under the Code. In past years, the Company has paid annual distributions to its Current Shareholders to provide them with funds to pay income taxes on such earnings and as a return on their investment. The Company declared aggregate distributions to its Current Shareholders of approximately $186,000, $963,000 and $808,000 during fiscal 1993, fiscal 1994 and fiscal 1995, respectively (87% of which was received by Mr. Dolginow and 13% of which was received by Mr. Schlosser).


    In January 1997, the Board of Directors of the Company declared a cash dividend payable to the Current Shareholders of the Company (the "Fiscal Year 1996 Dividend"). The Fiscal Year 1996 Dividend was equal to the Company's estimate of its accumulated taxable income from the time of its S corporation election through the first eleven months of fiscal 1996 to the extent such taxable income had not previously been distributed. This dividend aggregated approximately $2.1 million and, following payment of approximately $1.9 million to Mr. Dolginow and $278,000 to Mr. Schlosser, was loaned back to the Company pursuant to term promissory notes accruing interest at 5.63% per annum (the "First Shareholder Notes") that mature on January 13, 1998. In September 1997, the Board of Directors of the Company declared a cash dividend payable to the Current Shareholders of the Company (the "First Dividend"). The First Dividend was equal to the Company's estimate of its accumulated taxable income from the date of the Fiscal Year 1996 Dividend through the first six months of fiscal 1997 to the extent such taxable income had not previously been distributed. The First Dividend aggregated approximately $166,000 and, following payment of approximately $144,000 to Mr. Dolginow and $22,000 to Mr. Schlosser, was loaned back to the Company pursuant to term promissory notes accruing interest at 5.63% per annum that mature on October 2, 1998 (the "Second Shareholder Notes" and, together with the First Shareholder Notes, the "Shareholder Notes"). The Shareholder Notes will be repaid from the proceeds of this offering. The Board of Directors of the Company also will declare a cash dividend payable to the Current Shareholders, concurrent with the consummation of this offering (the "Second Dividend" and, together with the First Dividend, the "Dividends") equal to the balance, if any, of accumulated taxable income from the date of the First Dividend through the date of the conversion of the Company to a C corporation in connection with this offering. Because the Company does not currently anticipate that it will have a material amount of accumulated taxable income during the period from the date of the First Dividend through the date of the conversion of the Company to a C corporation, the Company does not believe the Second Dividend will be a material amount. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview." If a Second Dividend is declared, a portion of the net proceeds of this offering would be used to pay the dividend. See "Use of Proceeds." Purchasers of the Common Stock in this offering will not receive any of these distributions.


    The Company and the Current Shareholders are parties to an S Corporation Tax Allocation and Indemnification Agreement (the "Tax Agreement") relating to their respective income tax liabilities. The Tax Agreement indemnifies the shareholders for any adjustments causing an increase in the shareholders' federal and state income tax liability (including interest and penalties) related to the Company's tax years prior to the consummation of this offering, unless such adjustments result in or are related to a corresponding decrease in the shareholders' federal and state income tax liability with respect to another S corporation taxable year. Subject to certain limitations, the Tax Agreement also provides that the Company will be indemnified by the shareholders with respect to federal and state income taxes (plus interest and penalties) shifted from an S corporation taxable year to a Company taxable year subsequent to the consummation of this offering. Since the shareholders have not given any security for their indemnification obligation, the Company's ability to collect such payments is dependent upon the financial condition of the shareholders at the time any such indemnification obligation arises. The Company is not aware of any tax adjustments which may arise under the Tax Agreement. The Tax Agreement further provides that to the extent that the accumulated taxable income of the Company prior to its conversion to a C corporation is less than the Dividends, the Current Shareholders will make a payment equal to such difference to the Company, and if such accumulated taxable income is greater than the aggregate amount of the Dividends, the Company will make an additional distribution equal to such difference to such shareholders, in either case, with interest thereon. Any payment made by the Company to the Current Shareholders pursuant to the Tax Agreement may be considered by the Internal Revenue Service or the state taxing authorities to be nondeductible by the Company for income tax purposes. See Note 10 of Notes to Financial Statements.

                                USE OF PROCEEDS

    The net proceeds to the Company from this offering after deducting underwriting discounts and commissions and estimated offering expenses and assuming an initial public offering price of $9.00 per share, are estimated to be approximately $13.4 million ($15.1 million if the Underwriters' over-allotment option is exercised in full). The Company will not receive any of the proceeds from the sale of shares by the Selling Shareholder.

    The principal purpose of this offering is to reduce existing indebtedness to provide additional capital to support the Company's continued expansion and growth. The Company intends to use the proceeds of this offering as follows: (i) approximately $5.8 million to repay the Company's current outstanding balance on its revolving credit facility with Richfield Bank & Trust Co., which accrues interest at the bank's base rate plus 0.5% (9.0% as of August 1, 1997) and terminates on May 31, 1999, (ii) approximately $2.3 million to repay the Shareholder Notes, which accrue interest at 5.63% per annum, and (iii) approximately $2.3 million to repay the Subordinated Notes, which accrue interest at 10% per annum and mature November 30, 2004. In addition, in the event that the Company declares the Second Dividend, a portion of the net proceeds will be used to pay the Second Dividend. Because the Company does not currently anticipate that it will have a material amount of accumulated taxable income during the period from the date of the First Dividend through the date of the conversion of the Company to a C corporation, the Company does not believe that the Second Dividend will be material. Messrs. Dolginow and Schlosser, directors, executive officers and principal shareholders of the Company, are the payees of the Shareholder Notes. The First Shareholder Notes mature on January 13, 1998 and the Second Shareholder Notes mature on October 2, 1998. See "S Corporation Distributions." Mr. Dolginow has guaranteed a portion of the Company's revolving credit facility with Richfield Bank & Trust Co. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Certain Transactions."

    The balance of the net proceeds of this offering will primarily be used for new store expansion as well as for working capital and other general corporate purposes. Pending the use of the net proceeds of this offering, the Company will invest the funds in short-term, interest-bearing, investment-grade securities.

                                DIVIDEND POLICY

    Other than the dividends described in "S Corporation Distributions," the Company has not declared any cash dividends during the past two fiscal years or the six months ended August 1, 1997. Following the consummation of this offering, the Company's Board of Directors intends to retain the future earnings of the Company, if any, to support the Company's operations and to finance its growth and development. The Company does not intend to pay cash dividends on the Common Stock in the foreseeable future. Any future determination as to the payment of dividends will be at the discretion of the Board of Directors and will depend on the Company's financial condition, results of operations, capital requirements and such other factors as the Board of Directors may deem relevant. In addition, the Company's current revolving credit facility prohibits the payment of cash dividends by the Company except for distributions in connection with the termination of its S corporation status.

                                 CAPITALIZATION

    The following table sets forth the short-term debt and capitalization of the Company (i) at August 1, 1997, (ii) pro forma to give effect to (x) the exercise of options and warrants to purchase an aggregate of 377,550 shares immediately prior to this offering, assuming an initial public offering price of $9.00 per share, (y) the payment of the First Dividend, and (z) the issuance of the Second Shareholder Notes, and (iii) pro forma as adjusted to reflect the receipt and application of the net proceeds from the issuance and sale by the Company of 1,666,667 shares of Common Stock offered hereby at an assumed initial public offering price of $9.00 per share. This table should be read in conjunction with the Financial Statements and Notes thereto appearing elsewhere in this Prospectus.

                                                                                               AUGUST 1, 1997
                                                                                     -----------------------------------
                                                                                                              PRO FORMA
                                                                                      ACTUAL     PRO FORMA   AS ADJUSTED
                                                                                     ---------  -----------  -----------
                                                                                               (IN THOUSANDS)
Notes payable......................................................................  $   2,136   $   2,136    $       0
Current maturities of long-term debt...............................................         22          22           22
                                                                                     ---------  -----------  -----------
                                                                                     $   2,158   $   2,158    $      22
                                                                                     ---------  -----------  -----------
                                                                                     ---------  -----------  -----------

Long-term debt, less current maturities............................................  $   8,974   $   9,140    $     899

Stockholders' equity
  Serial preferred stock; 10,000,000 shares authorized; none outstanding...........          0           0            0
  Common stock, $0.01 par value, 40,000,000 shares authorized; 2,202,818 shares issued and outstanding, actual; 2,580,368 shares issued and outstanding, pro
    forma; 4,247,035 shares issued and outstanding, pro forma as adjusted(1).......         22          26           42
  Additional paid-in capital.......................................................        572         568       13,967
  Retained earnings................................................................      1,546       1,546        1,546
  S Corporation distribution.......................................................         --        (166)        (166)
                                                                                     ---------  -----------  -----------
    Total stockholders' equity.....................................................      2,140       1,974       15,389
                                                                                     ---------  -----------  -----------
      Total capitalization.........................................................  $  11,114   $  11,114    $  16,288
                                                                                     ---------  -----------  -----------
                                                                                     ---------  -----------  -----------

------------------------

(1) Does not include an aggregate of 639,641 shares reserved for issuance under the Company's 1997 Stock Option and Compensation Plan and the Directors Stock Option Plan, of which 202,965 shares will be subject to options to be granted upon consummation of this offering at an exercise price equal to the initial public offering price. See "Management--Employee and Directors Stock Option Plans."

                                    DILUTION

    The pro forma net tangible book value of the Company's Common Stock as of August 1, 1997 was approximately $2.0 million, or $0.77 per share, after giving pro forma effect to the exercise of options and warrants to purchase an aggregate of 377,550 shares immediately prior to this offering assuming an initial public offering price of $9.00 per share and to the payment of the First Dividend. Pro forma net tangible book value per share represents the Company's total tangible assets less total liabilities divided by the number of shares of Common Stock outstanding.

    After giving effect to the sale by the Company of the 1,666,667 shares of Common Stock offered hereby (at an assumed initial public offering price of $9.00 per share and after deduction of estimated underwriting discounts and commissions and estimated offering expenses), and application of the estimated net proceeds therefrom, and without taking into account any other changes in such net tangible book value after August 1, 1997 other than the exercise of options and warrants to purchase an aggregate of 377,550 shares immediately prior to this offering and the payment of the First Dividend, the pro forma net tangible book value of the Company at August 1, 1997 would have been approximately $15.4 million, or $3.62 per share. This represents an immediate increase in net tangible book value of $2.85 per share to existing shareholders and an immediate dilution of $5.38 per share to investors in this offering. "Dilution" is determined by subtracting net tangible book value per share after this offering from an assumed initial public offering price of $9.00 per share, as illustrated by the following table:

Assumed initial public offering price per share....................             $    9.00
  Pro forma net tangible book value per share at August 1, 1997....  $    0.77
  Increase per share attributable to investors in this offering....       2.85
                                                                     ---------
Pro forma net tangible book value per share after this offering
  (1)..............................................................                  3.62
                                                                                ---------
Dilution per share to new investors................................             $    5.38
                                                                                ---------
                                                                                ---------

------------------------

(1) The above computation assumes no exercise of outstanding stock options. The Company has reserved an aggregate of 639,641 shares of Common Stock for issuance under the Company's 1997 Stock Option and Compensation Plan and the Directors Stock Option Plan, of which 202,965 shares will be subject to options to be granted upon consummation of this offering at an exercise price equal to the initial public offering price. See "Management--Employee and Directors Stock Option Plans."

                     SELECTED FINANCIAL AND OPERATING DATA

    The selected combined/consolidated financial and operating data presented below under the captions "Statement of Earnings Data," "Selected Operating Data," and "Balance Sheet Data" for, and as of the end of, each of the years in the five-year period ended January 31, 1997, and for the six-month periods ended August 1, 1997 and August 2, 1996, are derived from the combined/consolidated financial statements of the Company. The combined/consolidated balance sheets as of January 31, 1997 and February 2, 1996, and the related statements of earnings and retained earnings, and cash flows for each of the years in the three-year period ended January 31, 1997 have been audited by KPMG Peat Marwick LLP, independent certified public accountants; these financial statements and the report thereon are included elsewhere in this Prospectus. The unaudited selected data presented below is derived from the combined/consolidated unaudited balance sheets as of January 29, 1993 and January 31, 1992, and as of August 1, 1997, and August 2, 1996, and related unaudited statements of earnings and retained earnings and cash flows for each of the periods then ended. The unaudited combined/consolidated balance sheets as of August 1, 1997 and August 2, 1996, and the related unaudited financial statements are included elsewhere in this Prospectus. With respect to such unaudited financial statements, management believes all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included.


                                                                     FISCAL YEAR                         FIRST SIX MONTHS
                                                -----------------------------------------------------  --------------------
                                                  1992       1993       1994       1995       1996       1996       1997
                                                ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF EARNINGS DATA:
  Revenue
    Company-owned stores......................  $  14,942  $  17,847  $  23,640  $  32,414  $  41,892  $  18,970  $  24,206
    Franchise related fees....................        193        371        443      1,064      1,110        474        542
                                                ---------  ---------  ---------  ---------  ---------  ---------  ---------
      Total revenues..........................     15,135     18,218     24,084     33,478     43,002     19,444     24,748
  Costs and expenses:
    Costs of products sold and occupancy
      costs...................................     10,170     11,718     15,474     21,879     27,947     12,946     16,267
    Store operating expenses..................      2,970      3,594      4,635      6,367      8,732      3,829      4,896
    General and administrative expenses.......      1,395      1,810      2,480      3,451      4,293      2,071      2,628
                                                ---------  ---------  ---------  ---------  ---------  ---------  ---------
      Operating income........................        600      1,096      1,494      1,781      2,080        598        957
  Interest expense............................         94        111        208        490        772        385        479
                                                ---------  ---------  ---------  ---------  ---------  ---------  ---------
      Income before income taxes(1)...........        505        985      1,286      1,291      1,308        213        478
  Provision for income taxes(1)...............        198          5          5          5          5          2          5
                                                ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Net income..................................  $     306  $     980  $   1,281  $   1,286  $   1,303  $     211  $     473
                                                ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Pro forma provision for income taxes(1).....         (7)       372        487        489        495         80        180
  Pro forma net income(1).....................        313        608        794        797        808        131        293
  Pro forma net income per share(1)...........       0.14       0.24       0.32       0.32       0.32       0.05       0.12
  Supplemental pro forma net income per
    share(2)..................................                                                   0.34                  0.15
SELECTED OPERATING DATA:
  Number of stores open at end of period:
    Company-owned stores......................         37         40         42         55         64         60         68
    Franchise stores..........................         15         21         29         53         50         52         50
    Remodeled stores..........................          5          9          8          8          1          1          3
  Comparable store sales(3)...................        8.6%       8.8%      16.6%      13.6%(4)       7.8%(4)      12.4%       9.5%
BALANCE SHEET DATA (AT END OF PERIOD):
  Working capital.............................  $     492  $     979  $   2,301  $     925  $   1,701  $     793  $   5,561
  Total assets................................      4,080      5,517      8,211     14,934     16,270     16,150     19,086
  Total debt..................................      1,404      1,853      3,619      8,021     11,240      8,720     11,132
  Total shareholders' equity..................      1,535      2,328      2,646      3,124      1,793      3,334      2,140


------------------------------
(1) Since February 1, 1993, the Company has been an S corporation and during this period was not generally subject to corporate income taxes. The statement of operations data during this period reflects a pro forma provision (benefit) for income taxes as if the Company were subject to corporate income taxes for such periods. This pro forma provision (benefit) for income taxes is computed using a combined federal and state tax rate of 38%. See "S Corporation Distributions" and Note 10 of Notes to Financial Statements.

(2) The above computation gives effect to the sale at an assumed initial public offering price of $9.00 per share of those shares necessary to repay: (1) debt outstanding under the Company's revolving credit facility, (2) the Shareholder Notes (including the effect of the September distribution) and
    (3) the Subordinated Notes.


(3) Company-owned stores enter the comparable store sales base at the beginning of their 13th month of operations. Stores in which retail square footage is increased more than 50% or stores which are relocated, are no longer included in the comparable store sales base until 12 months have passed.


(4) For purposes of computing the increase in comparable store sales, this computation assumes fiscal 1995 was a 52 week year.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

    The following discussion of the Company's results of operations and its liquidity and capital resources should be read in conjunction with "Selected Financial and Operating Data" and the Financial Statements of the Company and related Notes thereto appearing elsewhere in this Prospectus.

OVERVIEW


    Paper Warehouse is a growing chain of stores specializing in party supplies and paper goods operating under the names PAPER WAREHOUSE and PARTY UNIVERSE. The current management team purchased the business in 1986 and incorporated the Company in Minnesota in 1987. At the time of the acquisition, the Company consisted of three stores located in Minneapolis/St. Paul metropolitan area. In 1987, the Company began granting franchises. Over the past 10 years, the Company has grown to an aggregate of 124 stores, including 73 Company-owned stores and 51 franchise stores throughout 23 states. In growing the number of Company-owned stores, management has employed a strategy of clustering stores in the Company's principal markets to provide its customers with convenient store locations, expand its total market share and achieve favorable economies of scale.


    During the early 1990s, the Company began increasing the size of its stores to accommodate a significantly wider breadth and depth of party supplies available to the industry. The current prototype store, introduced in 1994, is 8,500 square feet and offers over 19,000 SKUs. Management believes this prototype is the optimal store format for its planned expansion.

    From fiscal 1994 through fiscal 1996, Paper Warehouse has opened 24 new Company-owned stores and has remodeled 17 existing Company-owned stores. As a result of this expansion and the installation of its POS system, occupancy, advertising and depreciation expenses have increased as a percentage of Company-owned store revenue. To finance this expansion and investment in technology, the Company has increased bank borrowings and issued Subordinated Notes, in addition to using cash generated from operations. The increased borrowings resulted in higher interest expense as a percentage of total revenue during this period. In addition, store labor expense as a percentage of Company-owned store revenue has increased during this period, the result of increased minimum wage. As a result of the increases in expenses outlined above, pro forma net income as a percentage of total revenues has declined from 3.3% to 1.9% over the period.

    Prior to this offering, the Company elected to be treated for federal and state income tax purposes as an S corporation under the Code and comparable state tax laws. As a result, earnings of the Company have been taxed for federal and state income tax purposes directly to the shareholders of the Company, rather than to the Company. In connection with this offering, the Company will convert from an S corporation to a C corporation under the Code. The statement of operations data for all periods discussed below includes a provision for federal and state income taxes as if the Company were subject to federal and state corporate income taxes for all such periods. This pro forma provision is computed using a combined federal and state tax income tax rate of 38%. See "S Corporation Distributions" and Note 10 of Notes to Financial Statements.

    Total revenue consists of Company-owned store sales and franchise revenues. Franchise revenues are generated from royalties received on sales, generally 4% of the store's sales, and initial franchise fees, which are recognized at the time a store opens. Company-owned stores enter the comparable store sales base at the beginning of their 13th month of operations. Stores in which retail square footage is increased more than 50%, or stores which are relocated, are no longer included in the comparable store sales base until 12 months have passed. Cost of goods sold include the direct cost of merchandise, plus handling and distribution, coupon costs, and certain occupancy costs. Store operating expenses include all costs incurred at the store level, such as advertising, credit card processing fees, and store payroll. General and administrative expenses include corporate administrative expense for the Company-owned stores and expenses relating to franchising, primarily payroll, legal, travel, and advertising.

RECENT DEVELOPMENTS


    Based on preliminary results for the third quarter ended October 31, 1997, the Company believes that sales of Company-owned stores will increase approximately 21% from the comparable period of the prior fiscal year. Comparable store sales increases were approximately 10% over the prior period. The balance of the increase in sales is attributable to new and remodeled Company-owned stores. Pro forma net income for the third quarter is expected to be approximately break-even compared to approximately $26,000 for the comparable period of fiscal 1996. The Company believes that the decrease in pro forma net income from the comparable period in 1996 is primarily the result of additional advertising expense and additional operating expenses associated with hiring new senior management personnel and upgrading systems infrastructure to support its growth plans. Also, the Company incurred additional borrowings during the quarter and pre-opening expenses related to three stores that opened in the first week of the fourth quarter.


    As a result of the early retirement of the Subordinated Notes in connection with the offering, the Company will incur a one-time charge to earnings, in the fourth quarter, of approximately $180,000 for the unamortized portion of the Company's expenses related to issuance of the Subordinated Notes.

RESULTS OF OPERATIONS

SIX MONTHS ENDED AUGUST 1, 1997 COMPARED TO SIX MONTHS ENDED AUGUST 2, 1996

    REVENUE. The number of Company-owned stores increased to 68 stores at the end of the six months ended August 1, 1997, from 60 stores at the end of the six months ended August 2, 1996. Company-owned store sales increased 27.6% to $24.2 million for the first six months of fiscal 1997 from $19.0 million for the comparable period of fiscal 1996. Of this increase, approximately $4.4 million is attributable to comparable store sales and approximately $800,000 is attributable to new and remodeled Company-owned stores. Comparable store sales increased 9.5% for the six months ended August 1, 1997, compared to the prior period.

    The number of franchise stores decreased to 50 franchise stores at the end of the six months ended August 1, 1997, from 52 franchise stores at the six months ended August 2, 1996. Franchise revenue increased 14.4% to $542,000 for the first six months of fiscal 1997 from $474,000 for the comparable period of fiscal 1996. Initial franchise fees decreased $19,700 due to a reduction in franchise store openings in the first six months of fiscal 1997. The decrease in initial franchise fees was offset by increased royalty payments resulting from higher sales in the franchise stores.

    COST OF GOODS SOLD. Cost of goods sold for the first six months of fiscal 1997 was $16.3 million, or 67.2% of Company-owned store revenue, as compared to $12.9 million, or 68.2%, of Company-owned store revenue, for the comparable period of fiscal 1996. The decrease as a percentage of Company-owned store revenues was primarily attributable to a decrease in the cost of merchandise arising from greater volume discounts and more favorable pricing from vendors.

    STORE OPERATING EXPENSES. Store expenses for the first six months of fiscal 1997 were $4.9 million, or 20.2% of Company-owned store revenue, as compared to $3.8 million, or 20.2% of Company-owned store revenue, for the comparable period of fiscal 1996.

    GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses for the first six months of fiscal 1997 were $2.6 million as compared to $2.1 million. The increase was primarily due to an increased number of stores.

    INTEREST EXPENSE. Interest expense increased $94,000 to $479,000, or 1.9% of total revenue for the first six months of fiscal 1997 from $385,000, or 2.0% of total revenue for the comparable period of fiscal 1996. This is the result of increased bank borrowing necessary to fund the Company's growth. Interest rates have been stable.

    PRO FORMA NET INCOME. As a result of the factors discussed above, pro forma net income increased 125.4%, to $293,000, or 1.2% of total revenue for the first six months of fiscal 1997 from $131,000, or 0.7% of total revenue for the comparable period of fiscal 1996. Pro forma net income includes a provision for federal and state income taxes.

FISCAL YEAR 1996 (52 WEEKS) COMPARED TO FISCAL YEAR 1995 (53 WEEKS)

    REVENUE. The number of Company-owned stores increased to 64 at the end of fiscal 1996 from 55 Company-owned stores at the end of fiscal 1995. Company-owned store revenue increased 29.2% to $41.9 million for fiscal 1996 from $32.4 million for fiscal 1995. Of this increase, approximately $2.0 million was attributable to comparable store sales increases and approximately $7.5 million is attributable to new and remodeled Company-owned stores. For purposes of computing the increase in comparable store sales, this calculation assumes fiscal 1995 was a 52 week year. Comparable store sales increased 7.8% for the fiscal year ended 1996 compared to the prior period.

    The number of franchise stores decreased to 50 franchise stores at the end of fiscal 1996 from 53 franchise stores at the end of fiscal 1995. During fiscal 1996, one of the Company's franchisees, a catalog showroom chain operating franchise stores as designated departments within 12 of its stores, ceased business. As a result of this action, these franchise stores, which contributed $79,000 in franchise revenues to the Company in fiscal 1996, ceased operating. Franchise revenue increased 4.3%, to $1.1 million for fiscal 1996 from $1.1 million for fiscal 1995. Initial franchise fees decreased $320,000 due to a reduction in franchise store openings in the fiscal 1996. The decrease in initial franchise fees was offset by increased royalty payments resulting from increased sales in the franchise stores.

    COST OF GOODS SOLD. Cost of goods sold for fiscal 1996 was $27.9 million, or 66.7% of Company-owned store revenue, as compared to $21.9 million, or 67.5%, of Company-owned store revenue for fiscal 1995. The decrease as a percentage of Company-owned store revenue was primarily attributable to greater volume discounts and more favorable pricing from vendors.

    STORE OPERATING EXPENSES. Store operating expenses for 1996 were $8.7 million, or 20.8% of Company-owned store revenue, as compared to $6.4 million, or 19.6% of Company-owned store revenue in fiscal 1995. The increase as a percentage of Company-owned store revenue was primarily attributable to increases in store labor, advertising, utilities, and depreciation. Store labor increased due to the increase in minimum wage, and increased management staff at larger stores.

    GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses were $4.2 million compared to $3.5 million in fiscal 1995. The increase in general and administrative expenses was primarily due an increase number of stores.

    INTEREST EXPENSE. Interest expense increased $282,000 to $772,000, or 1.8% of total revenue in fiscal 1996 from $490,000, or 1.5% of total revenue, in fiscal 1995. The increase is due to greater bank borrowing, used to finance the Company's growth.

    PRO FORMA NET INCOME. As a result of the factors discussed above, pro forma net income increased 1.4%, to $808,000, or 1.9% of total revenue in fiscal 1996 from $797,000, or 2.4% of total revenue in fiscal 1995. Pro forma net income includes a provision for federal and state income taxes.

FISCAL YEAR 1995 (53 WEEKS) COMPARED TO FISCAL YEAR 1994 (52 WEEKS)

    REVENUE. The number of Company-owned stores increased to 55 at the end of fiscal 1995, from 42 Company-owned stores at the end of fiscal 1994. Company-owned store revenue increased 37.1%, to $32.4 million for fiscal 1995 from $23.6 million for fiscal 1994. Of this increase, $2.6 million was attributable to comparable store sales, $6.2 million was attributable to new and remodeled Company-owned stores. Comparable store sales increased 13.6% for the fiscal year ended 1996 compared to the prior period.

    The number of franchise stores increased to 53 at the end of fiscal 1995, from 29 franchise stores at the end of fiscal 1994. Franchise revenue increased 140.3%, to $1.1 million for fiscal 1995 from $443,000 for fiscal 1994. Initial franchise fees increased $380,000, primarily from establishing 27 new franchise stores, including a 12-store franchisee. Royalty payments increased $242,000.

    COST OF GOODS SOLD. Cost of goods sold for fiscal 1995 was $21.9 million, or 67.5% of Company-owned store revenue, as compared to $15.5 million, or 65.5%, of Company-owned store revenue, for fiscal 1994. The increase as percentage of Company-owed store revenue was primarily attributable to an increase in occupancy costs from the new Company-owned stores without a commensurate increase in revenue.

    STORE OPERATING EXPENSES. Store operating expenses for fiscal 1995 were $6.4 million, or 19.6% of Company-owned store revenue, as compared to $4.6 million, or 19.6% of Company-owned store revenue for fiscal 1994.

    GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses for fiscal 1995 were $3.5 million as compared to $2.5 million. This increase in general and administrative expenses was primarily due to an increase in the number of stores.

    INTEREST EXPENSE. Interest expense increased 135.2%, to $490,000, or 1.5% of total revenue for fiscal 1995 from $208,000, or 0.9% of total revenue for fiscal 1994. This increase resulted primarily from increased borrowing under the Company's bank facility.

    PRO FORMA NET INCOME. As a result of the factors discussed above, pro forma net income increased 0.4%, to $797,000, or 2.4% of total revenue for fiscal 1995 from $794,000, or 3.3% of total revenue for fiscal 1994. Pro forma net income includes a provision for federal and state income taxes.

QUARTERLY RESULTS AND SEASONALITY

    The following table sets forth the Company's unaudited consolidated quarterly results of operations for each of the quarters in fiscal 1995, fiscal 1996, and the first two quarters of fiscal 1997, in thousands. This quarterly information is unaudited, but has been prepared on the same basis as the annual financial information and, in the opinion of management, reflects all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation indicative of the results for the representative fiscal year. The results of operations for any quarter are not necessarily indicative of the results of any future period.


                                                                               FISCAL 1995
                                                     ---------------------------------------------------------------
                                                     FIRST QUARTER  SECOND QUARTER    THIRD QUARTER   FOURTH QUARTER
                                                     -------------  ---------------  ---------------  --------------
Total revenue......................................    $   5,766       $   8,276        $   8,471       $   10,965
  % of full year...................................         17.2%           24.7%            25.3%            32.8%
Operating income (loss)............................    $    (292)      $     821        $     361       $      891
  % of full year...................................        (16.4%)          46.1%            20.3%            50.0%



                                                                              FISCAL 1996
                                                     -------------------------------------------------------------
                                                     FIRST QUARTER  SECOND QUARTER   THIRD QUARTER  FOURTH QUARTER
                                                     -------------  ---------------  -------------  --------------
Total revenue......................................    $   8,739       $  10,705       $  11,278      $   12,280
  % of full year...................................         20.3%           24.9%           26.2%           28.6%
Operating income (loss)............................    $    (119)      $     717       $     240      $    1,242
  % of full year...................................         (5.7%)          34.5%           11.5%           59.7%


                                                              FISCAL 1997
                                                     ------------------------------
                                                     FIRST QUARTER  SECOND QUARTER
                                                     -------------  ---------------
Total revenue......................................    $  11,129       $  13,619
Operating income (loss)............................    $    (216)      $   1,173

    The Company's results of operations have historically fluctuated from quarter to quarter for such reasons as seasonal variations in revenues and operating expenses, the amount and timing of revenues contributed by new Company-owned and franchise stores, the costs associated with the opening of new stores, and expenses incurred to support the Company's expansion strategy. As a result of these seasonal variations, a significant portion of the Company's operating income is generated in the second and fourth fiscal quarters. Historically, the Company has engaged in more promotional activity during the third quarter than the second quarter, which results in reduced operating income for the third quarter as compared to the second quarter. Any factors negatively affecting the Company during the second and fourth fiscal quarters could have a material adverse effect on the Company's financial condition and results of operations for the entire fiscal year. Further, as a result of the seasonality of the Company's revenue, the Company expects to incur a loss in the first quarter of each year for the foreseeable future.

LIQUIDITY AND CAPITAL RESOURCES

    The Company's primary capital requirements are for ongoing operations, principally inventory, and capital improvements to support the opening of new Company-owned stores and the remodeling of existing Company-owned stores. Historically, the Company's primary sources of liquidity have been met by cash from operations, payment terms from vendors, and borrowing under its revolving lines of credit and the Subordinated Notes.

    At August 1, 1997 and August 2, 1996, the Company's working capital was $5.6 million and $793,000 respectively. Cash provided (used) by operating activities for the first six months of fiscal 1997 and fiscal 1996 was $995,000 and ($219,000), respectively. For these two periods, $2.4 million and $1.4 million, respectively, was used to increase inventory levels to support new and existing Company-owned stores. At the end of fiscal 1996 and fiscal 1995, the Company's working capital was $1.7 million, and $925,000, respectively. For fiscal 1996 and fiscal 1995, cash provided by operating activities was $85,000, and $394,000, respectively. In each of these periods, $1.9 million and $3.1 million was used to increase inventory levels to support new and existing Company-owned stores.

    At August 1, 1997 and August 2, 1996, the Company's accounts payable were $4.4 million and $2.9 million, respectively. The increase in accounts payable was primarily attributable to increased merchandise inventory. Historically, the amount of the Company's obsolete inventory has been immaterial.


    Net cash used in investing activities for the first six months of fiscal 1997 and the comparable period of fiscal 1996 was $759,000 and $762,000, respectively. Net cash used in investing activities for fiscal 1996 and fiscal 1995, was $1.2 million and $3.5 million, respectively. These expenditures were primarily to open new and remodel existing Company-owned stores and upgrade the Company's information systems.

    For fiscal 1997, the Company expects to spend approximately $1.8 million on capital expenditures which includes approximately $1.2 million on new stores and approximately $600,000 on further information systems upgrades. As a result of these information system upgrades, the Company does not currently anticipate that it will incur material liabilities with respect to year 2000 costs. The Company currently plans to open approximately 25 stores in fiscal 1998. Total capital expenditures in 1998 are estimated to be $4.2 million. These capital expenditures will be for new store openings, fixturing and remodeling existing stores, and information systems. The Company intends to continue to finance all of its new stores with long-term operating leases, assuming availability and reasonable terms.

    Net cash provided from (used in) financing activities during the first six months of fiscal 1997 and the comparable period of fiscal 1996 was ($233,000) and $700,000, respectively. As of August 1, 1997, and August 2, 1996, the outstanding balance under the Company's then-existing line of credit was $5.8 million and $5.5 million, respectively. Net cash provided from financing activities for fiscal 1996 and fiscal 1995, was $585,000 and $3.6 million, respectively.

    In January 1997, the Company entered into a new $7.5 million revolving credit facility. The credit facility accrues interest at the bank's base rate plus 0.5% and expires on May 31, 1999. The credit facility is secured by substantially all the assets of the Company. The Company is required to maintain certain customary covenants. The credit facility also prohibits the Company from paying dividends except for distributions in connection with the termination of its S corporation status. The initial borrowing of this facility were used to retire in full the outstanding balance under the Company's previous credit facility. The Subordinated Notes were issued as part of the Company's 1994 private placement, are secured by a lien on substantially all of the Company's assets and are subordinated to the credit facility. The Subordinated Notes accrue interest quarterly at the rate of 10% per annum. See Notes 3 and 4 of Notes to Financial Statements.

    The Company believes that cash generated by operating activities, the net proceeds from this offering and availability under its credit facility will be sufficient to finance its current and anticipated operations and planned capital expenditures at least through fiscal 1998. To the extent that the funds generated from these sources are insufficient to finance the Company's activities in the short or long term, the Company would need to raise additional funds through public or private financing. No assurance can be given that additional financing will be available or that, if available, it will be available on terms favorable to the Company.

INFLATION

    The Company believes that inflation has not had a material impact upon its historical operating results, and does not expect it to have such an impact in the future. There can be no assurance that the Company's business will not be affected by inflation in the future.

RECENTLY ISSUED ACCOUNTING STANDARDS

    The Financial Accounting Standards Board has issued two financial accounting standards ("FAS") which became effective January 1, 1996. The standards are FAS 121, "Accounting for the Impairment of Long-Live Assets and for Long-Lived Assets to Be Disposed Of," and FAS 123, "Accounting for Stock-Based Compensation." The Company does not expect FAS 121 to impact its financial position or results of operations. In addition, the Company does not expect to adopt the non-mandatory provisions of FAS 123. Accordingly, this standard will not impact the Company's financial position or results of operations.

                                    BUSINESS

GENERAL


    Paper Warehouse is a growing chain of stores specializing in party supplies and paper goods operating under the names PAPER WAREHOUSE and PARTY UNIVERSE. The Company's four principal markets are Minneapolis/St. Paul, Kansas City, Denver and Oklahoma City. Paper Warehouse stores offer an extensive assortment of special occasion, seasonal and everyday paper products, including party supplies, gift wrap, greeting cards and catering supplies, at everyday low prices. The Company's 124 stores (73 Company-owned and 51 franchised stores) are conveniently located in major retail trade areas to provide customers with easy access to its stores. For the first six months of fiscal 1997, the Company's revenues increased 27.3% to $24.7 million from $19.4 million for the comparable period of fiscal 1996.


    The Company offers a broad selection of party supplies and paper goods for a wide variety of celebratory occasions and everyday uses, including birthdays, weddings, baby showers, graduations and other family and religious celebrations, as well as seasonal events such as Valentine's Day, Easter, Fourth of July, Halloween, Thanksgiving, Christmas, Hanukkah and New Year's. Through the Company's 8,500 square foot superstore prototype, the Company offers a comprehensive selection of over 19,000 SKUs, which provides customers the convenience of one-stop shopping for all party supplies and paper goods. The Company's merchandise is organized by party themes, and the prominent signage and wide aisles allow customers to easily access and coordinate the merchandise required for all party occasions. The Company also believes that its extensive selection, combined with high in-stock positions, often stimulates customers to purchase additional products.


    Paper Warehouse's goal is to be one of the leading suppliers of party supplies and paper goods in existing markets and to establish a dominant position in new markets. Paper Warehouse opened nine Company-owned stores in fiscal 1997 and plans to open approximately 25 Company-owned stores in fiscal 1998, two-thirds of which are expected to open in two new major markets. Additionally, management established three franchise stores in fiscal 1997 and expects to establish between 15 and 20 franchise stores in fiscal 1998.


INDUSTRY OVERVIEW

    Consumers purchase party supplies and paper goods frequently throughout the year in order to create, enhance and celebrate a wide range of celebratory occasions and everyday use. The Company believes that total United States retail sales of party and special occasion merchandise (including greeting cards, party supplies, gift wrap and related items) will grow to approximately $8.9 billion in 1997. The Company believes that the industry will continue to grow as a result of a number of factors, including increasing depth and breadth of available party merchandise, increasing consumer awareness and acceptance of the ease and convenience of disposable party goods and the trend toward at-home entertaining.

    Management believes that convenience, selection and price are the principal factors used by consumers in determining where to purchase party supplies and paper goods. Historically, consumers have purchased these products from small, independent party goods stores and card shops offering a broad selection in certain merchandise categories at higher prices and from designated departments in mass merchandisers, discount retailers, toy stores, drug stores and supermarkets offering a limited selection at lower prices. Although traditional party goods retailers differ in the breadth of merchandise selection and price, they have tended to be convenient for consumers.

    Larger format stores have become the fastest growing retail format within the party goods industry by offering consumers a broader selection of merchandise at lower prices compared to traditional party goods retailers. Paper Warehouse, through its strategy of clustering multiple large format stores in metropolitan markets, emphasizes both convenient locations and an extensive selection of merchandise at everyday low prices.

BUSINESS STRATEGY

    The Company's goal is to be the leading supplier of party supplies and paper goods in each of its existing and prospective markets. The key elements of the Company's strategy are as follows:

    CONVENIENT LOCATIONS. Based upon the results of its customer surveys and focus groups, the Company believes that convenience is one of the most important criteria to a customer in deciding where to shop for party goods. As a result, the Company clusters stores in metropolitan markets, making travel to a Paper Warehouse store convenient for its customers. For example, the Company has 26 stores in the Minneapolis/St. Paul metropolitan area, 16 stores in the Kansas City metropolitan area, 16 stores in the Denver metropolitan area (including five franchise stores) and seven stores in the Oklahoma City metropolitan area. The Company locates its stores in or near visible high traffic strip mall centers in close proximity to prominent mass merchandise, discount or grocery store anchors to promote customer convenience.

    EXTENSIVE MERCHANDISE SELECTION. Paper Warehouse offers an extensive selection of merchandise to provide its customers with a one-stop shopping solution for party supplies and paper goods. The Company's broad and diverse selection of merchandise includes party supplies, gift wrapping products, greeting cards and household and catering food service supplies. The Company believes that its extensive selection of party supplies and paper goods combined with high in-stock positions often stimulates customers to purchase additional products.

    EVERYDAY LOW PRICES. The Company provides customers with everyday low prices on all merchandise at discounts ranging from 10% to 50% off the manufacturer's suggested retail price. In addition, the Company guarantees that it will meet or beat any advertised price on the products it offers. The Company reinforces its everyday low price strategy with signs prominently displayed throughout its stores and through its extensive promotional advertising.

    CUSTOMER FRIENDLY STORE ENVIRONMENT. The Company creates a customer friendly store environment through its easy to shop store format and commitment to customer service, which includes employee training, innovative party planning assistance and a "no hassle" return policy. Paper Warehouse stores are bright and festively decorated to correspond to the current season. Prominent signage and wide aisles are organized by party themes, enabling customers to easily move about the stores and coordinate party supplies for any occasion. The Company has developed party planning aids and has trained store personnel to assist customers in purchasing the proper party supplies for a particular event. The Company believes that this customer friendly environment provides customers with a pleasant shopping experience and encourages browsing, impulse purchases and repeat visits.

    COMPREHENSIVE ADVERTISING. The Company maintains aggressive advertising and marketing programs designed to educate consumers about its convenient store locations, promote the breadth and value of its product offering, increase its name recognition and increase sales during seasonal and special events. The Company's strategy of clustering stores in metropolitan markets enables it to cost effectively employ a variety of media, including newspaper, radio, television and direct mail mini-catalogs.

EXPANSION STRATEGY

    In order to increase its market share in existing markets, achieve a dominant position in new markets and maximize operating efficiencies, the Company employs the following expansion strategy: (i) open multiple Company-owned stores close to one another in new and existing metropolitan markets, (ii) selectively open Company-owned stores in secondary markets that can support one or two stores and that are contiguous with metropolitan markets served by Company-owned stores, (iii) establish franchise stores in other markets, and (iv) continuously refresh, remodel and expand existing stores.

    CLUSTER COMPANY-OWNED STORES IN METROPOLITAN MARKETS. To provide its customers with convenient store locations, expand its total market share and achieve favorable economies of scale, the Company's strategy is to continue clustering stores in larger metropolitan markets, primarily in the Midwest and western United States. During fiscal 1997, the Company opened four new stores in the Minneapolis/St. Paul area, where it currently operates 26 stores, one new store in the Kansas City area, where it now operates 18 stores, two new stores in the Denver area, where it now operates 11 stores and franchises five stores, one new store in the Oklahoma area, where it now operates 10 stores. The Company is currently planning to enter two new metropolitan markets in fiscal 1998.

    EXPAND COMPANY-OWNED STORES IN CONTIGUOUS MARKETS. The Company seeks to open stores in secondary markets contiguous to metropolitan markets where the Company has existing stores. These secondary markets provide an opportunity for the Company to increase sales and to realize operational efficiencies resulting from their close proximity to its larger metropolitan markets. The Company only establishes stores in secondary markets that can be managed by the district manager of the contiguous metropolitan market.

    EXPAND FRANCHISE STORES IN OTHER MARKETS. The Company establishes franchise stores in markets that are not contiguous to metropolitan areas with Company-owned stores. In addition, the Company grants development rights in metropolitan markets where the Company does not plan to open Company-owned stores. The Company believes that these markets typically are not served adequately by the party goods industry. In addition to generating franchise revenues, franchise stores benefit the Company through increased name recognition and increased buying power from its suppliers.

    REFRESH, REMODEL AND EXPAND EXISTING STORES. The Company continuously reviews opportunities to remodel or expand its existing stores. Since 1992, the Company has expanded and/or remodeled 34 stores. The Company believes that it must continue to refresh its existing store base to keep up with current retail trends and to keep its stores fresh and appealing to its customers. In addition, the Company takes advantage of expansion opportunities for its smaller stores when opportunities are available and when the store's operating results warrant the expansion.

    Paper Warehouse plans to open approximately 25 Company-owned stores in fiscal 1998. The Company plans to open between 15 and 20 new franchise stores in fiscal 1998. The Company has entered into agreements with two franchisees for two new stores and has granted development rights to a developer that may open multiple new stores. The Company is in the process of negotiating the terms and conditions of these franchise arrangements and there can no assurance that these negotiations will be successfully concluded.

    In addition to new store openings, the Company's growth strategy also includes increasing comparable store sales through its advertising and marketing programs and merchandising presentations. The Company also periodically considers strategic acquisitions of other retail chains in the party supply industry. As of the date of this Prospectus, the Company has no existing agreements or commitments to affect any material acquisitions.

PAPER WAREHOUSE STORES

    FORMAT. The Company developed its current store prototype based on management's industry and other extensive retail experience and customer research. Paper Warehouse operates stores that range in size from 3,000 square feet to 8,500 square feet of retail space. Management introduced its current 8,500 square foot prototype store in 1994 and believes it is the optimal store format for its future growth. Of the 73 Company-owned stores approximately 80% are 6,000 square feet or larger.

    Paper Warehouse stores are designed to create a customer friendly environment. The Company uses vibrant colors, theme-oriented merchandise displays and unique products to create a fun and festive shopping experience. The focal point of the Company's stores is the seasonal display located at the front of each store which creates a "store-within-a-store" appearance. These displays maximize the season's selling impact and are updated continuously to promote a fresh image within the store. Customers are able to easily move about the different departments and find specific product categories due to prominent, easy to read signage, bright lighting and wide aisles. To assist customers in coordinating party supplies for any occasion, the Company locates related departments, such as gift wrap and greeting cards, adjacent to one another and displays related merchandise such as party hats, plates, cups and napkins together within a department. Management believes that the Paper Warehouse store layout assists customers in finding and coordinating their party supply needs, as well as encourages browsing, impulse purchases and repeat visits.

    CUSTOMER SERVICE. Paper Warehouse seeks to provide a high level of customer service to enhance its customer friendly store environment. Store managers and sales associates are trained to assist customers with party planning and event coordination. In addition, the Company provides party planning guides and checklists for graduation, Halloween, Hanukkah, Christmas and New Year's. The Company's "no hassle" return policy makes it easy for customers to return or exchange products, which the Company believes encourages customers to purchase additional quantities. Certain products which require additional sales assistance, such as balloons and custom printing, are located near check-out counters where sales associates can readily assist customers. Management continually monitors its level of customer service by regular store visits and by employing anonymous "mystery shoppers." Mystery shoppers visit all Company-owned stores at least once per quarter to rate personnel on various aspects of customer service, including responsiveness, quality of product displays and store cleanliness. A portion of store managers' compensation is based on the results of these mystery shopper surveys.

    OPERATIONS AND TRAINING. Each Company-owned store is typically operated by a general manager, one assistant manager and a varying number of full-time and part-time sales associates, depending on the store size, sales volume and selling season. General managers are responsible for all aspects of the store's day-to-day operations, including employee hiring and training, work scheduling, expense control and customer service. These managers report to a district or operations manager, each of whom is responsible for approximately 10 to 18 stores. Within each geographic market, the Company uses floating managers to assist in smaller stores that cannot support both a manager and an assistant manager. In addition, floating managers support store managers during busy holiday seasons and substitute for store managers during vacations and other absences. The floating managers also work with newly hired store managers to ensure a smooth transition for sales personnel and customers.

    Prior to the opening of a new Company-owned store, store managers are usually intensely trained for two weeks, depending on prior experience and receive additional on-going training. During the new store set-up, a manager receives additional training from the Company's district management team. After the store opening, corporate headquarters personnel spend considerable time overseeing the operations. Each district has a dedicated trainer who visits the stores to work with the Store Managers, reinforcing prior training and providing on-going training. Periodic training sessions are scheduled for store managers in the central or district offices on various topics, including human resources, merchandising, loss prevention and employee supervision. Additional training topics are covered at monthly managers' meetings and through monthly mailings and the Company's monthly newsletter.

    Paper Warehouse stores are typically open from 9:00 a.m. to 9:00 p.m. Monday through Friday, from 9:00 a.m. to 6:00 p.m. on Saturday and from 11:30 a.m. to 5:00 p.m. on Sunday.

SITE SELECTION AND LOCATION

    SITE SELECTION. In order to efficiently cluster stores in metropolitan markets, the Company has developed a site selection process that examines various criteria, including population density, demographics, traffic counts, storefront visibility and presence, local competition, lease rates and parking availability. The Company locates its stores in or near visible high traffic strip mall centers in close proximity to prominent mass merchandise, discount or grocery store anchors. The Company's strategy of clustering stores in metropolitan markets promotes customer convenience and creates favorable economies of scale for marketing, advertising and operations.

    LOCATIONS. As of November 5, 1997 Paper Warehouse had 73 Company-owned stores in the following locations:

LOCATION                                                                        NUMBER OF STORES
----------------------------------------------------------------------------  ---------------------
Minnesota
  Minneapolis/St. Paul Metropolitan Area....................................               26
  Mankato...................................................................                1
  Rochester.................................................................                1
  St. Cloud.................................................................                1
Kansas/Missouri
  Kansas City Metropolitan Area.............................................               16
  Columbia..................................................................                1
  St. Joseph................................................................                1
Colorado
  Denver Metropolitan Area..................................................               11
Oklahoma
  Oklahoma City Metropolitan Area...........................................                7
  Tulsa.....................................................................                3
Iowa
  Des Moines................................................................                3
Wisconsin
  Onalaska..................................................................                1
  Eau Claire................................................................                1

MERCHANDISING

    The Company offers a broad selection of party supplies and paper goods for a wide variety of celebratory occasions and everyday uses, including birthdays, weddings, baby showers, graduations and other family and religious celebrations, as well as seasonal events such as Valentine's Day, Easter, Fourth of July, Halloween, Thanksgiving, Christmas, Hanukkah and New Year's. Through the Company's 8,500 square foot store prototype, the Company offers a comprehensive selection of over 19,000 SKUs, which provides customers the convenience of one-stop shopping for all party supplies and paper goods. The Company's merchandise is organized by party themes, and the prominent signage and wide aisles allow customers to easily access and coordinate the merchandise required for all party occasions. The Company also believes that its extensive selection, combined with high in-stock positions, often stimulates customers to purchase additional products.

    The Company's merchandise offering consists of the following:

    PARTY SUPPLIES. The Company offers an extensive selection of complementary and coordinating party supplies in both unique and traditional patterns, colors and designs. The Company's party supplies include invitations, plates, napkins, party favors, streamers, banners, candles, balloons, party snacks and seasonal novelties such as Halloween costumes and Christmas decor. The Company's 8,500 square foot store prototype offers over 140 ensembles of party goods for many occasions, which include party hats, plates, napkins and cups. A significant portion of the Company's party goods ensembles involves the use of movie and television figures, animated characters and celebrity likenesses licensed to the manufacturer of such ensembles.

    GIFT WRAPPING PRODUCTS. The Company offers a wide assortment of gift wrapping products in various patterns and colors, including gift wrap, gift bags, gift boxes, tissue paper, ribbons, bows, shred and gift tags. In addition to holiday selections, the Company offers distinctive gift packaging products for special occasions such as birthdays, graduations, weddings, baby showers and other family and religious celebrations.

    GREETING CARDS. The Company features a wide variety of special occasion, seasonal and everyday greeting cards. The Company's 8,500 square foot prototype store offers over 3,300 titles. The Company carries traditional, humorous and contemporary brand name greeting cards at significantly lower prices than national greeting card chain stores.

    HOUSEHOLD AND CATERING FOOD SERVICE SUPPLIES. The Company offers paper supplies such as toilet paper, paper towels, dispenser towels, plates, cups, serving trays and bowls and table coverings. In addition to offering such products to the Company's regular party goods customers, the Company is a paper product supplier for many commercial users of paper products, including catering companies and non-profit organizations.

    The Company provides customers with everyday low pricing on all products, at discounts ranging from 10% to 50% off the manufacturer's suggested retail price. In addition, the Company guarantees that it will meet or beat any advertised price on the products it offers. The Company reinforces its everyday low price strategy with signs prominently displayed throughout its stores and extensive promotional advertising.

PRODUCT SOURCING AND INVENTORY MANAGEMENT

    The Company purchases its merchandise from approximately 150 suppliers. In fiscal 1996, the Company's largest supplier, Amscan Holdings, Inc., accounted for approximately 13% of the Company's purchases and the seven largest suppliers represented approximately 50% of the Company's purchases. The Company does not have long-term purchase commitments or exclusive contracts with any of its suppliers. Management believes that alternative sources of product are available at comparable terms and conditions. The Company considers numerous factors in supplier selection, including price, payment terms, product offerings and product quality.

    The Company negotiates pricing with suppliers on behalf of all Company-owned and franchise stores and believes that its buying power enables it to receive favorable pricing terms and to more readily obtain high demand merchandise. Although franchise stores are responsible for purchasing their own inventory, franchisees are able to make purchases on the Company's negotiated pricing terms. As the Company adds new stores, the Company believes it will increase the volume of its inventory purchases and benefit further from increased discounts and trade allowances and more favorable payment terms from its suppliers.

    More than 95% of the Company's merchandise is shipped directly from the supplier to the Company's stores. Drop shipment of merchandise provides the Company with flexibility in pursuing new markets without the geographical constraints and costs associated with a central distribution system. Deliveries are processed and inventory items are inspected, sorted and priced in a segregated receiving area in the back of the store (approximately 10% of total gross square feet per store) before being placed on the selling floor. The Company believes that it realizes substantial savings by not maintaining a central distribution system.

    In addition, the Company uses cross-dock distribution for suppliers that will not ship directly to each store, such as overseas suppliers, and to facilitate opportunistic volume purchases by the Company. The Company maintains space for cross-dock distribution in each of the Company's principal metropolitan markets, including Minneapolis/St. Paul, Denver, Oklahoma and Kansas City, for separation and redistribution to the other Paper Warehouse stores within that market. The Company's primary cross dock facility in Minneapolis is designed for the separation and distribution of merchandise system wide.

ADVERTISING AND MARKETING

    The Company maintains aggressive advertising and marketing programs. The Company's strategy of clustering stores in metropolitan markets enables it to cost effectively employ a variety of media. The Company advertises primarily through newspaper and direct mail inserts, television and radio. Paper Warehouse also promotes products through the use of direct mail mini-catalogs, as well as through in-store coupon books and party planning aids.

    The Company's advertising efforts are designed to educate consumers about its convenient store locations, promote the breadth and value of its product offering and increase its name recognition. The Company's advertising consists primarily of full color newspaper and direct mail inserts designed around major holidays and the spring and summer seasons. For fiscal 1996, the Company distributed 11 newspaper and direct mail inserts and plans on distributing 16 inserts for fiscal 1997. Inserts are supplemented by television advertising for Halloween, Christmas and New Year's and by radio advertising for graduation, Easter and the spring season. In addition, Paper Warehouse typically advertises the opening of new stores in newspaper and direct mail inserts and on radio.

    Management has initiated a targeted direct mail program to increase sales for special events. The Company currently mails mini-catalogs of wedding and graduation party goods to brides-to-be and families of high school graduates. Management has recently expanded this direct mail program to other special occasions such as a child's first birthday. The Company also plans to produce a mini-catalog for organizations purchasing basic party and paper goods for commercial or institutional use. The Company's institutional customers include a variety of small businesses, food product companies, schools, synagogues, churches, civic groups and other organizations.

    For fiscal 1996, the Company spent approximately 80% of its marketing budget on full color newspaper and direct mail inserts, approximately 15% for television and radio advertising and the remainder of the budget was used for direct mail mini-catalogs and in-store sales promotions.

INFORMATION SYSTEMS

    The Company's information systems are an important factor in supporting its continued expansion and enhancing its competitive position in the industry. The Company completed the installation of Point of Sale ("POS") terminals in all its Company owned stores in third quarter 1996. The POS terminals allow price lookup and inventory tracking by SKU. By polling transaction data nightly from each store's POS terminals, the system provides daily sales information and inventory levels at the store, department, class and SKU level, allowing the corporate office to monitor daily sales, gross profit, pricing and inventory by SKU across its entire store base. Also, the Company's automatic merchandise replenishment system uses this information to allocate goods to individual stores based on specific SKU requirements.

    The Company entered into an agreement with JDA Software Company in September 1997 to replace its current corporate office software. Implementation began during the third quarter of 1997 and is estimated to be completed during the third quarter of 1998. The JDA retail software package will operate on an IBM AS/400 platform, requiring the Company to purchase new hardware. Switching hardware platforms will provide the Company the benefit of parallel operations during the conversion process. In addition, the Company plans to make extensive use of JDA's Minneapolis consulting office in both the implementation and data conversion process.

    The JDA system supports the complete range of retail cycle functions in the areas of finance, merchandising and distribution, providing management with more sophisticated tools to utilize the information collected by its POS terminals. In addition, the Company plans to develop enhancements such as data warehousing and electronic data interchange to improve the Company's ability to systematically manage its inventory. The Company's current information system is already performing most of these functions, however, management believes JDA will improve the efficiency of these tasks.

FRANCHISING

    The Company has offered franchises of its Paper Warehouse store concept since October 1987. As of November 5, 1997, the Company had 51 franchise stores.

    The Company's 51 franchise stores are located in the following states:

                                                                                         NUMBER OF
LOCATION                                                                                  STORES
------------------------------------------------------------------------------------  ---------------
Arizona.............................................................................             5
Colorado............................................................................             5
Florida.............................................................................             1
Georgia.............................................................................             2
Illinois............................................................................             3
Iowa................................................................................             4
Kansas..............................................................................             2
Kentucky............................................................................             1
Louisiana...........................................................................             4
Maryland............................................................................             2
Minnesota...........................................................................             1
Mississippi.........................................................................             1
Missouri............................................................................             1
Montana.............................................................................             2
Nebraska............................................................................             2
Nevada..............................................................................             1
North Dakota........................................................................             4
South Dakota........................................................................             4
Tennessee...........................................................................             2
Texas...............................................................................             2
Wyoming.............................................................................             2

    The Company establishes franchise stores in markets that are not contiguous to metropolitan areas with Company-owned stores. In addition, the Company grants development rights in metropolitan markets where the Company does not plan to open Company-owned stores. The Company believes that these markets typically are not served adequately by the party goods industry. In addition to generating franchise revenues, franchise stores benefit the Company through increased name recognition and increased buying power from its suppliers.

    The Company assists franchisees in all aspects of opening and operating a Paper Warehouse store. During the pre-opening phase, Company support includes site evaluation and assistance with lease negotiations, store build-out assistance, fixture, equipment, supplies and inventory procurement, opening advertisement materials and operational training. The Company provides its franchisees with ongoing services such as business planning, operations and promotional activities. In addition, the Company performs the merchandising process for its franchisees. The Company makes periodic inspections of its franchise stores to ensure that the franchisee is complying with the Company's various requirements and quality standards. The Company generally has not granted franchisees the right to prevent the Company or other franchisees from establishing stores within a particular territory. However, the Company has entered, and may in the future enter, into multiple store development agreements with franchisees granting to them certain exclusive rights to develop stores in specified markets, so long as the franchisee meets a stated development schedule and complies with other provisions of the development agreement and the franchise agreement.

    Paper Warehouse franchise revenues are comprised of initial franchise fees and continuing royalty payments. The Company's current initial franchise fee ranges from $19,000 to $25,000 for new franchisees, depending on the type of store. The Company occasionally negotiates a special rate for developers opening multiple stores. If a franchisee enters into a second or third franchise agreement it may receive a discount on the initial fee associated with the second or third store. Franchisees are also required to pay the Company a continuing royalty equal to a percentage of their weekly gross sales. Historically, this percentage has varied from 3% to 5%. Currently, new franchises pay the Company a continuing royalty of 4% of gross sales.

    The franchisee's initial investment depends primarily upon store size. This investment includes the initial franchise fee, real estate and leasehold improvements, fixtures and equipment, signs, point-of-sale systems, deposits and business licenses, initial inventory, opening promotional expenses and working capital. The Company may also require franchisees to pay a weekly advertising fee not to exceed 1% of gross sales, although to date it has not required such fee. Each franchisee is granted a license from the Company for the right to use certain intellectual property rights, including the mark PAPER WAREHOUSE or PARTY UNIVERSE and related designs. The Company's franchise agreements provide for a ten-year term and often contain conditional renewal options.

COMPETITION

    The party and paper supply retailing business is highly competitive. In order to compete successfully against other party good retailers, the Company believes it must maintain convenient locations, broad merchandise selections, competitive pricing and strong customer service. Paper Warehouse stores compete with a variety of smaller and larger retailers, including specialty party supply retailers such as Party City and Factory Card Outlet, card shops such as Hallmark and designated departments in mass merchandisers, discount retailers, toy stores, drug stores, supermarkets and department stores such as Target and Wal-Mart. Many of these competitors have substantially greater financial resources than the Company.

TRADEMARKS AND SERVICE MARKS

    The marks PAPER WAREHOUSE and PARTY UNIVERSE are federally registered trademarks owned by the Company. The Company is aware of the common law usage of the name PAPER WAREHOUSE by several companies in various parts of the United States, which may prevent the Company from using that name in certain regional markets. In markets where PAPER WAREHOUSE cannot be used by the Company, it intends to use the name PARTY UNIVERSE, for Company-owned and franchise stores. Because of the Company's regional approach to advertising and store clustering, the Company believes that the use of a single trademark within each market is more important to its growth and business strategy than the use of one mark nationally.

GOVERNMENT REGULATION

    As a franchisor, the Company must comply with rules and regulations adopted by the Federal Trade Commission and with state laws that regulate the offer and sale of franchises. The Company also must comply with a number of state laws that regulate certain substantive aspects of the franchisor-franchisee relationship. These laws regulate the franchise relationship, for example, by requiring the franchisor to deal with its franchisees in good faith, by prohibiting interference with the right of free association among franchisees and by regulating illegal discrimination among franchises with regard to charges, royalties or fees. To date, those laws have not precluded the Company from seeking franchisees in any given area and have not had a material adverse effect on the Company's operations.

    All Paper Warehouse stores must comply with regulations adopted by federal agencies and with licensing and other regulations enforced by state and local health, sanitation, safety, fire and other departments. More stringent and varied requirements of local governmental bodies with respect to zoning, land use and environmental factors and difficulties or failures in obtaining the required licenses or approvals, can delay and sometimes prevent the opening of a new store. In addition, the Company must comply with the Fair Labor Standard Act and various state laws governing matters such as minimum wage, overtime and other working conditions. The Company also must comply with the provisions of the Americans with Disabilities Act of 1990, which generally requires that employers provide reasonable accommodation for employees with disabilities and that stores be accessible to customers with disabilities.

EMPLOYEES

    As of August 1, 1997, the Company employed approximately 200 full-time and approximately 500 part-time employees. The Company considers its relationships with its employees to be good. None of the Company's employees is covered by a collective bargaining agreement.

PROPERTIES

    Paper Warehouse currently leases the locations for its 73 Company-owned stores. The Company purchased an approximate 25,000 square foot building for its headquarters and cross-dock distribution facility in St. Louis Park, Minnesota in 1995. As of August 1, 1997, the secured debt on such property was $920,908, of which $509,354 was owed to Richfield Bank & Trust Co. and $411,554 was owed to the U.S. Small Business Administration. Richfield Bank & Trust Co. holds a first mortgage on such property and the U.S. Small Business Administration holds a second mortgage. The Company anticipates that its new Company-owned stores will typically have ten-year leases with at least one five-year renewal option.

LEGAL PROCEEDINGS

    The Company is not a party to any material litigation and is not aware of any threatened litigation that would have a material adverse effect on its business.

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND CERTAIN KEY PERSONNEL

    The following sets forth certain information with respect to the directors, executive officers and certain key personnel of the Company as of October 1, 1997:

DIRECTORS AND EXECUTIVE OFFICERS         AGE                                    POSITION
-----------------------------------      ---      ---------------------------------------------------------------------
Yale T. Dolginow...................          54   President, Chief Executive Officer and Chairman of the Board
Brent D. Schlosser.................          44   Executive Vice President and Director
Cheryl W. Newell...................          44   Vice President and Chief Financial Officer
Diane C. Dolginow..................          53   Secretary and Director
Arthur H. Cobb.....................          46   Director
Marvin W. Goldstein................          54   Director
Martin A. Mayer....................          55   Director
Jeffrey S. Halpern.................          54   Director


CERTAIN KEY PERSONNEL                    AGE                                    POSITION
-----------------------------------      ---      ---------------------------------------------------------------------
Carol A. Carroll...................          46   Vice President of Stores
Willard V. Lewis...................          61   Vice President of Store Development
Steven P. Durst....................          29   Vice President of Information Systems
Michael A. Anderson................          37   Controller/Treasurer
Francis E. O'Neil..................          62   Director of Franchising
Kristen Lenn.......................          30   Director of Human Resources

DIRECTORS AND EXECUTIVE OFFICERS

    Yale T. Dolginow has been President, Chief Executive Officer and a director of the Company since 1986. From 1982 to 1986, he served as President and Chief Executive Officer of Carlson Catalog Showrooms, Inc., which was a chain of 59 catalog showrooms located throughout the Midwest. From 1981 to 1982, Mr. Dolginow served as Assistant to the President of Dayton Hudson Corporation. From 1978 to 1980, Mr. Dolginow served as President of Modern Merchandising, Inc., a 70 store retail chain operating in several markets, and as Executive Vice President from 1977 to 1978. From 1968 until 1976, Mr. Dolginow was the Chief Executive Officer and President of Dolgin's, Inc., a chain of catalog showroom stores which operated in the Kansas City and St. Louis metropolitan markets. Mr. Dolginow and Diane C. Dolginow are husband and wife.

    Brent D. Schlosser has been Executive Vice President and a director of the Company since 1986. From 1982 to 1986, he served in various capacities, including Vice President Marketing/Buying and Executive Vice President Marketing/Merchandising, at Carlson Catalog Showrooms, Inc. From 1977 to 1982, he served as Director of Marketing for Modern Merchandising, Inc. From 1975 to 1977, Mr. Schlosser was advertising director for Dolgin's, Inc.

    Cheryl W. Newell has been Vice President and Chief Financial Officer of the Company since August 1997. From 1991 to August 1997, Ms. Newell was a Vice President with the Corporate Banking Group at U.S. Bancorp, a bank holding company, responsible for management of desktop technology, disaster recovery, training and development. From 1986 to 1991 Ms. Newell was a Vice President with Citicorp, a bank holding company. From 1976 to 1986, Ms. Newell was a Vice President at Norwest Bank.

    Diane C. Dolginow has been a director of the Company since 1986 and Secretary since August 1997. Ms. Dolginow and Mr. Dolginow are husband and wife. Ms. Dolginow was a director of Dolgin's Inc. from 1968 to 1976, and since 1994 has been a director on the National Advisory Board of School of Education at University of Kansas.

    Arthur H. Cobb has been a director of the Company since 1992. He is a consultant and certified public accountant. Since June 1987, he has been engaged in providing financial consulting services and is President of Cobb & Associates, Ltd. Prior thereto, Mr. Cobb was a partner with Peat Marwick Mitchell & Co.

    Marvin W. Goldstein has been a director of the Company since December 1996. Mr. Goldstein is currently a financial consultant. From April 1997 through August 1997, Mr. Goldstein was Executive Vice President and Chief Operating Officer of Regis Corp., a national chain of hair salons. From 1995 through December 1996, Mr. Goldstein was Chairman of the Board, Chief Executive Officer and President of Pet Food Warehouse, Inc., a specialty retailer. From 1992 to September 1994, he was President and Chief Operating Officer of the Department Store Division of Dayton Hudson Corporation. From 1981 through 1987 he served as Senior Vice President of Merchandising and Senior Vice President of Stores for R.H. Macy, California. From 1976 to 1981 he served as Vice President General Merchandise of Carter Hawley Hale, Inc. From 1966 to 1976, he served as Divisional Merchandise Manager and Associate Buyer of the Department Store Division of Dayton Hudson Corporation. Mr. Goldstein is a director of Buffets, Inc.

    Martin A. Mayer has been a director of the Company since 1992. He has been an adjunct professor of marketing at the University of San Diego since 1995 and has been an independent financial consultant since 1992. Mr. Mayer was a partner with Peat Marwick Mitchell & Co., a public accounting firm, from 1973 until 1992. Mr. Mayer is a certified public accountant.

    Jeffrey S. Halpern has been a director of the Company since 1997. He has been Chairman of the Board and Chief Executive Officer of Southwest Casino and Hotel Corp. since 1993. Mr. Halpern was a partner in the law firm of Popham, Haik, Schnobrich & Kaufman, Ltd. from 1989 until 1993, and a founding partner of Halpern & Druck from 1980 to 1989.

CERTAIN KEY PERSONNEL

    Carol A. Carroll has been Vice President of Stores of the Company since 1997. Prior to that time and since 1994, she was Director of Stores. From 1992 to 1994, she was Director of Stores of CBR, Inc., a privately-owned retailer, specializing in airport retail. From 1976 to 1992 she served as a District Manager, managing 17 stores in a five state area, for Best Products, Inc.

    Willard V. Lewis has been Vice President of Store Development of the Company since 1997. Prior to that time and since 1992 he was Director of Development. From 1990 to 1992, Mr. Lewis served as Vice President of Network Facilities Professionals, Inc., a Minnesota-based computer software firm. He was employed by Dolgin's, Inc. from 1970 to 1985, served as Vice President and Treasurer from 1973 to 1977 and President and General Manager from 1977 to 1985.

    Steven P. Durst has been Vice President of Information Systems since 1997. Prior to that time and since 1995, he was Director of Information Systems. From 1990 to 1995, he was employed by Exxon Corporation where he performed various engineering and business planning functions. Mr. Durst is the son-in-law of Mr. and Ms. Dolginow.

    Michael A. Anderson has served as Controller/Treasurer of the Company since 1997. Prior to that time and since 1991, he was Controller. From 1987 to 1991, he was an accountant at Lurie, Eiger, Besikof & Company, a Minneapolis public accounting firm. From 1982 to 1986, he was a staff accountant with Marvin O. Anderson, LPA, a public accounting firm located in Minnesota.

    Francis E. O'Neil has served as Director of Franchising since 1997. From 1995 to 1997, he was Director of Marketing at Graphics Xpress, a subsidiary of Meyers Printing Co. From 1993 to 1995, he was a New Business Consultant at Deluxe Corporation. From 1990 to 1993, he was Vice President of Marketing for Insty-Prints, Inc. From 1985 to 1996 he provided consulting services to various firms, including Paper Warehouse as President of Franchise Forum, Inc. Mr. O'Neil has provided consulting services to the Company on a regular basis since 1992.

    Kristen Lenn has served as Director of Human Resources since August 1997. Prior to that time and since 1994, she was a Senior Consultant with McGladrey & Pullen, LLP, a public accounting firm. She provided a wide range of Human Resources Generalist services to clients. From 1989 to 1994, she was employed by various organizations as a human resources generalist.

    The Company's executive officers are appointed annually by the Company's directors. Each of the Company's directors continues to serve until his or her successor has been designated and qualified.

DIRECTOR COMPENSATION

    The Company pays non-employee directors $500 for each meeting attended, plus expenses. Upon the consummation of this offering, the Company will grant, pursuant to the Directors Stock Option Plan, an option to acquire 10,000 shares of Common Stock to each of its non-employee directors at an exercise price equal to the initial public offering price (the "Directors' Stock Options"). These options will have a term of ten years and vest in equal installments over three years beginning one year from the date of grant. In the event of the (i) death of the director; (ii) upon the removal of the director from the Board without cause; (iii) in the event the director is not re-nominated or re-elected as a director; (iv) in the event of a change in control of the Company, as defined in any existing agreements between the Company and its senior officers; or (v) in the event the director voluntarily resigns from the Board, all options granted to such director will become immediately exercisable in full.

COMMITTEES OF THE BOARD OF DIRECTORS

    The Board of Directors has an Audit Committee and Compensation Committee. The Audit Committee, which is currently comprised of Messrs. Cobb, Goldstein and Mayer, recommends to the Board of Directors the appointment of independent auditors and oversees the accounting and auditing functions of the Company. The Compensation Committee, which is currently comprised of Messrs. Mayer and Goldstein, reviews and recommends compensation of officers and directors, administers stock option plans and reviews major personnel matters.

EXECUTIVE COMPENSATION

    The following table sets forth information with respect to all compensation paid or earned for services rendered to the Company in the fiscal year ended January 31, 1997 by the Chief Executive Officer and the only other executive officer whose aggregate salary and bonus exceeded $100,000.

                           SUMMARY COMPENSATION TABLE

                                                                                           ANNUAL
                                                                                        COMPENSATION      ALL OTHER
                                                                                        -------------    COMPENSATION
NAME AND PRINCIPAL POSITION                                                FISCAL YEAR   SALARY ($)         ($)(1)
-------------------------------------------------------------------------  -----------  -------------  ----------------
Yale T. Dolginow ........................................................        1996         285,000          27,005
  President and Chief Executive Officer
Brent D. Schlosser ......................................................        1996         145,000           1,282
  Executive Vice President

------------------------

(1) Other compensation amounts include $1,278 for Mr. Dolginow and $1,282 for Mr. Schlosser as matching contributions under the Company's 401(k) Plan; $25,727 as the value of benefits for Mr. Dolginow, determined as prescribed by the Securities and Exchange Commission for such valuations, under a "split dollar" life insurance arrangement.

    No options were granted to any executive officers or any other employee of the Company in fiscal 1996.

EMPLOYMENT AGREEMENTS

    In February 1997, the Company entered into two year employment agreements with Yale T. Dolginow and Brent D. Schlosser pursuant to which they serve as President and Chief Executive Officer and Executive Vice President of the Company, respectively. Pursuant to their respective employment agreements, Messrs. Dolginow and Schlosser receive an annual base salary of $285,000 and $150,000, respectively, subject to increase by the Compensation Committee based upon the Company's performance and other factors. Pursuant to such agreements, Messrs. Dolginow and Schlosser may not during the agreement term or for one year thereafter disclose confidential information about the Company and have agreed not to compete with the Company for a two-year period after any termination of employment, other than termination without "good cause" as defined in their respective agreements. Messrs. Dolginow and Schlosser may each terminate their employment with the Company upon 30 days' written notice to the Board of Directors. Their respective agreements also terminate automatically upon the death of the executive or upon written notice by the Board of Directors of the Company, upon the disability of the executive provided such disability continues for a period of more than 90 days. If either is terminated by the Company without "good cause" as defined in their respective agreements, the terminated employee is entitled to receive his respective base salary for 12 months. For purposes of their respective agreements, "good cause" means (i) commission of a felony; (ii) theft or embezzlement of Company property or commission of similar acts involving moral turpitude; or (iii) the failure to substantially perform their respective material duties under the agreements which willful failure is not cured within thirty days after receipt of written notice from the Board of Directors specifying the nonperformance.

EMPLOYEE AND DIRECTORS STOCK OPTION PLANS

    The Company has adopted a 1997 Stock Option and Compensation Plan (the "Employee Stock Plan") and a Director Stock Option Plan (the "Director Stock Plan" together with the Employee Stock Plan, the "Stock Plans"). Officers and key employees may be granted stock options, stock appreciation rights, stock awards, performance shares and cash awards under the Employee Stock Plan. The Company has reserved an aggregate 639,641 shares of Common Stock for issuance under the Stock Plans.

    The Employee Stock Plan is administered by the Compensation Committee (the "Compensation Committee") of the Board of Directors of the Company whose members must qualify as "non-employee directors" (as such term is defined under Rule 16b-3 of the Securities Exchange Act of 1934, as amended). The Compensation Committee will be authorized to determine, among other things, the employees to whom, and the times at which, options and other benefits are to be granted, the number of shares subject to each option, the applicable vesting schedule and the exercise price. The Compensation Committee will also determine the treatment to be afforded to a participant in the Employee Stock Plan in the event of termination of employment for any reason, including death, disability or retirement. Under the Employee Stock Plan the maximum term of a stock option is ten years for incentive options and ten years plus one day for non-statutory options and no option may be exercised during the first twelve months of its term. Upon the occurrence of a "change in control," unless otherwise determined by the Board of Directors and a majority of the "continuing directors" ("continuing directors" are directors who were in office prior to the occurrence of or public announcement of a "change in control," directors in office for a period of more than two years and directors nominated and approved by the "continuing directors"), (i) the restrictions on all shares of restricted stock awards lapse immediately, (ii) all outstanding options and stock appreciation rights will become exercisable immediately, and (iii) all performance shares shall be deemed to be met and payment made immediately. For purposes of the Employee Stock Plan, a "change in control" occurs when (i) any person or group becomes the beneficial owner of 30% or more of any equity security of the Company entitled to vote for the election of directors; (ii) a majority of the members of the Board of

Directors of the Company is replaced within the period of less than two years by directors not nominated and approved by the Board of Directors; or (iii) the shareholders of the Company approve an agreement to merge or consolidate with or into another corporation or an agreement to sell or otherwise dispose of all or substantially all of the Company's assets (including a plan of liquidation). The Company has granted, pursuant to the Employee Stock Plan, concurrent with the consummation of this offering, options to purchase an aggregate of 162,965 shares at an exercise price equal to the initial public offering price of this offering. Such options vest over a five-year period beginning on the first anniversary of the date of grant and will terminate in ten years.


    The Director Stock Plan is administered by the Board of Directors. Pursuant to the terms of the Directors Stock Plan, upon election to the Board of Directors of the Company, each non-employee director will be automatically granted a non-statutory option to purchase 10,000 shares of the Common Stock of the Company at an exercise price equal to the fair market value of the Company's Common Stock on the date of grant. Such options vest in one-third increments beginning on the first anniversary of the date of grant. Pursuant to the Director Stock Plan, the Company has granted concurrent with the consummation of this offering options to purchase an aggregate of 40,000 shares of Common Stock to each nonemployee director of the Company at an exercise price equal to the initial public offering price of this offering. These options will have a term of ten years and vest in equal installments over three years beginning one year from the date of grant. In the event of the (i) death of the director; (ii) upon the removal of the director from the Board without cause; (iii) in the event the director is not re-nominated or re-elected as a director; (iv) in the event of a change in control of the Company, as defined in any existing agreements between the Company and its senior officers; or (v) in the event the director voluntarily resigns from the Board, all options granted to such director will become immediately exercisable in full.

                              CERTAIN TRANSACTIONS

    For information concerning the Dividends paid to Mr. Dolginow and Mr. Schlosser, the Shareholder Notes issued to Messrs. Dolginow and Schlosser for working capital purposes following certain S corporation distributions, and the Tax Agreement between the Company and Messrs. Dolginow and Schlosser, see "S Corporation Distributions."


    Prickly Pear Paper, Inc. ("Prickly Pear") operates four franchise stores in Tucson, Arizona. Susan Hazan, Mr. Dolginow's sister, is a 95% shareholder and is the President and Chief Executive Officer of Prickly Pear and Mr. Dolginow is the Vice President of Prickly Pear. Prickly Pear paid franchise, continuing and other fees to the Company in fiscal 1994, 1995 and 1996 in the aggregate amount of approximately $41,000, $56,000 and $84,000, respectively. On January 8, 1996, the Company loaned Prickly Pear $80,000, interest free. Such loan was repaid in fiscal 1995.


    In March 1996, Sunflower Party and Paper, Inc. ("Sunflower") purchased a Paper Warehouse store located in Lawrence, Kansas from the Company for an aggregate amount of $144,000 plus the assumption of certain liabilities of the Company relating to that store, and began operating this store as a franchise store. Sunflower is wholly owned by Larry and Patty Schlosser, the brother and sister-in-law of Mr. Schlosser. During fiscal 1996, Sunflower paid the Company an aggregate of approximately $39,000 in franchise and other fees. On March 1, 1996, Sunflower also entered into a Sublease Agreement with the Company pursuant to which Sunflower agreed to sublease the property in Lawrence, Kansas from the Company pursuant to terms of the original lease between the Company and the owner of the property. The sublease expires on February 28, 1998. Total payments to the Company under the terms of the Sublease were approximately $51,000 in fiscal 1996. The Company remains liable for the full performance of the original lease.

    Prior to February 1, 1997, Paper Warehouse Franchising, Inc. ("PWF") was beneficially owned 87% by Yale T. Dolginow and 13% by Brent D. Schlosser. Pursuant to an arrangement between the Company and PWF, the Company provided PWF with office facilities, equipment and other administrative support and management services in exchange for the payment by PWF to the Company of at least 90% of PWF's pre-tax profits. The Company received $154,000, $560,000 and $0 from PWF for fiscal 1994, fiscal 1995 and fiscal 1996, respectively pursuant to this arrangement. On February 1, 1997, Messrs. Dolginow and Schlosser contributed the stock of PWF beneficially owned by them to the Company and PWF became a wholly-owned subsidiary of the Company.

    In January 1997, the Company entered into a $7.5 million revolving credit facility with Richfield Bank & Trust Co. Mr. Dolginow has personally guaranteed $1.5 million of the Company's obligations with respect to such facility. This Guaranty will be released concurrent with the consummation of this offering. In June 1995, Richfield Bank & Trust Co. also loaned the Company $945,000 to finance, in part, the acquisition of the Company's corporate headquarters. Mr. Dolginow has also personally guaranteed a loan to the Company from the U.S. Small Business Administration in the orginal principal amount of $433,000, the proceeds of which were also used to finance, in part, the acquisition of the Company's corporate headquarters. See "Business--Properties." Prior to January 1997, the Company had borrowed pursuant to a $6.5 million revolving credit facility with Richfield Bank & Trust Co. Mr. Dolginow is a director of Richfield Bank and Trust Co.


    The Company believes that all prior transactions between the Company, its officers, directors or other affiliates of the Company have been on terms no less favorable than could have been obtained from unaffiliated third parties. Any future transactions and loans with officers, directors or 5% beneficial shareholders of the Company's Common Stock will be on terms no less favorable to the Company than could be obtained from unaffiliated third parties and will be approved by a majority of the independent outside members of the Company's Board of Directors who do not have an interest in the transactions.

                       PRINCIPAL AND SELLING SHAREHOLDERS

    The following table sets forth as of November 1, 1997, and as adjusted to reflect the sale of the shares of Common Stock offered hereby, certain information with respect to the beneficial ownership of the shares of the Company's Common Stock by (i) each person known by the Company to be the beneficial owner of more than 5% of the outstanding Common Stock, (ii) each director, (iii) each executive officer named in the "Summary Compensation Table" above, (iv) the Selling Shareholder, and (v) all executive officers and directors as a group. Unless otherwise indicated, each of the following persons has sole voting and investment power with respect to the shares of Common Stock set forth opposite their respective names. Unless otherwise indicated, the address of each of the directors and executive officers is 7630 Excelsior Boulevard, Minneapolis, Minnesota 55426.

                                                              NUMBER OF SHARES           PERCENTAGE OWNERSHIP
                                                                BENEFICIALLY     ------------------------------------
NAME OF BENEFICIAL OWNER                                            OWNED        BEFORE OFFERING   AFTER OFFERING(1)
------------------------------------------------------------  -----------------  ---------------  -------------------
Yale T. Dolginow............................................       1,916,443             87.0%              45.1%
Brent D. Schlosser..........................................         286,375             13.0%               6.7%
Diane C. Dolginow...........................................              --(2)        --                 --
Arthur H. Cobb..............................................         --                --                 --
Marvin Goldstein............................................         --                --                 --
Martin A. Mayer.............................................          27,728(3)           1.2%             *
Jeffrey S. Halpern..........................................         --                --                 --
LSG Corporation.............................................         220,285(4)           9.1%               4.7%
All directors and executive officers as a group
  (eight persons)...........................................       2,202,818            100.0%              51.9%

------------------------

 *  Less than 1%

(1) Assumes the exercise of options and warrants to purchase an aggregate of 377,550 shares immediately prior to this offering and an initial public offering price of $9.00 per share.

(2) Does not include shares beneficially owned by Yale T. Dolginow, Ms. Dolginow's husband.

(3) Represents 27,728 shares issuable upon exercise of a stock option granted by Mr. Dolginow which is exercisable within 60 days of this Prospectus.

(4) The address of such shareholder is 4800 Norwest Center, Minneapolis, MN 55402. Upon consummation of this offering, LSG Corporation has agreed to execise its option. In addition, LSG has granted the Underwriters an option, exercisable within 30 days of the date of this Prospectus, to purchase up to 50,000 shares of Common Stock solely to cover over-allotments, if any. See " Underwriting." If the Underwriters' over-allotment option is exercised in full, the number of shares beneficially owned by the Selling Shareholder after this offering and the percent ownership after this offering will be 151,064 and 3.4%, respectively.

                          DESCRIPTION OF CAPITAL STOCK

    The authorized capital stock of the Company presently consists of 50,000,000 shares, 40,000,000 of which are Common Stock, par value $0.01 per share, and, 10,000,000 shares of Preferred Stock, par value $0.01 per share, issuable in series (the "Serial Preferred Stock").

COMMON STOCK

    As of September 30, 1997, there were 2,202,818 shares of Common Stock outstanding held by two owners of record. All outstanding shares of Common Stock are, and the shares offered hereby will be, fully paid and nonassessable. The holders of Common Stock are entitled to one vote for each share held of record on all matters voted upon by the shareholders and may not cumulate votes for the election of directors. Thus, the owners of a majority of the shares of Common Stock outstanding have the power to elect all of the directors. Subject to the rights of any future class or series of Serial Preferred Stock that may be authorized and issued in the future by the Board of Directors, each share of outstanding Common Stock is entitled to participate equally in any distribution of net assets made to the shareholders in liquidation, dissolution or winding up of the Company and is entitled to participate equally in dividends as and when declared by the Board of Directors. There are no redemption, sinking fund, conversion or preemptive rights with respect to the shares of Common Stock. All shares of Common Stock have equal rights and preferences.

SERIAL PREFERRED STOCK

    Under governing Minnesota law and the Company's Amended and Restated Articles of Incorporation (the "Articles"), no action by the Company's shareholders is necessary, and only action of the Board of Directors is required to authorize the issuance of any shares of Serial Preferred Stock. The Board of Directors is empowered to establish, and to designate the name of, each class or series of the shares of Serial Preferred Stock and to set the terms of such shares (including terms with respect to redemption, sinking fund, dividend, liquidation, preemptive, conversion and voting rights and preferences), any or all of which may be greater than the rights of the holders of Common Stock. Accordingly, the Board of Directors, without shareholder approval, may issue shares of Serial Preferred Stock with terms (including terms with respect to redemption, sinking fund, dividend, liquidation, preemptive, conversion and voting rights and preferences) that could adversely affect the voting power and other rights of holders of the Common Stock. At present, the Board of Directors has not authorized or issued any shares of Serial Preferred Stock and has no present plan to establish any such additional class or series.

    The Serial Preferred Stock may have the effect of discouraging an attempt, through acquisition of a substantial number of shares of Common Stock, to acquire control of the Company with a view to effecting a merger, sale or exchange of assets or a similar transaction. For example, the Board of Directors could issue such shares as a dividend to holder of Common Stock or place such shares privately with purchasers who may side with the Board of Directors in opposing a takeover bid. The anti-takeover effects of the Serial Preferred Stock may deny shareholders the receipt of a premium on their Common Stock and may also have a depressive effect on the market price of the Common Stock.

LSG OPTION

    In connection with Yale T. Dolginow's purchase of Common Stock of the Company from LSG Corporation, the Selling Shareholder ("LSG") the Company granted LSG an option to acquire 220,285 shares of Common Stock upon the occurrence of a merger or the initial public offering of the Company's securities (the "Event Option"). The Event Option terminates November 30, 1997. The Company also granted LSG a conditional option, effective January 1, 1998, to purchase 220,285 shares of Common Stock in the event the Event Option is not exercised (the "1998 Option"). Upon exercise of the 1998 Option and receipt of shares, LSG has the right to put (the "Put Option") the shares to the Company at a price equal to the aggregate book value per share of the shares calculated as of the end of the immediately preceding fiscal year of the Company. The 1998 Option and the Put Option terminate on December 31, 1998, and the 1998 Option terminates upon the exercise by LSG of the Event Option.

    The exercise price of each of the Event Option and the 1998 Option is $150,000 plus an amount equal to 10% of all capital and equity contributions made to the Company between December 1, 1992 and the date of exercise. As a result of the exercise of the Warrants (as herein defined) immediately prior to this offering, the aggregate exercise price of the LSG Option will be $172,999. Shares of Common Stock issuable upon exercise of the Event Option do not have registration rights. Concurrently with the consummation of the offering, LSG has agreed to exercise the LSG Option on a cashless basis, whereby the exercise price will be paid by reducing the number of shares issued upon exercise of the LSG Option in an amount equal to the aggregate exercise price divided by the initial price to the public in the offering. Assuming a $9.00 per share initial public offering price, LSG will be issued 201,064 shares upon the "cashless exercise" of the LSG Option. LSG has granted the Underwriter an option to purchase an additional 50,000 shares to cover over-allotments. See "Underwriting." The shares issued upon exercise of the LSG Option will be restricted securities as defined in Rule 144 under the Securities Act and may only be publicly resold pursuant to a registration statement or pursuant to an exemption from the registration statement requirements, including Rule 144 under the Securities Act after expiration of the then applicable holding period.

WARRANTS

    In connection with the Company's 1994 private placement of the Subordinated Notes the Company issued to the 37 purchasers of the Subordinated Notes warrants ("Warrants") to purchase an aggregate of 183,720 shares of Common Stock at an exercise price of $1.25 per share. The Warrants provide that if the Company issues shares of Common Stock to LSG pursuant to the LSG Option, the number of shares of Common Stock purchasable in the aggregate upon exercise of the Warrants will be increased to 202,040 shares of Common Stock at an exercise price of $1.14. A warrant holder may require the Company to redeem the holder's Warrants at any time beginning November 30, 1998, and the Company may redeem the Warrants at any time beginning November 30, 1999, in either case at a defined redemption price.

    Pursuant to a registration rights agreement with the Company dated December 7, 1994, holders of Warrants have certain rights with respect to the registration of shares issuable upon exercise of the Warrants under the Securities Act. Under the terms of the agreement, if the Company proposes to register any of its securities under the Securities Act for its own account or for the account of others, the holders are entitled to include such shares therein, subject to any limitation by the underwriters in the offering on the number of shares included in such registration. The Company is required to use its best efforts to effect all such registrations, subject to certain conditions and limitations. Each of the Warrant holders has been given notice of this offering and of such registration rights and none of such holders has exercised such registration rights in connection with this offering. Concurrent with the consummation of the offering, assuming an initial public offering price of $9.00 per share, holders of all of the Warrants have agreed to convert their Warrants into an aggregate of 176,486 shares of Common Stock and have agreed not to sell the Common Stock issuable upon exercise of such Warrants until at least 180 days after the effective date of this offering.

STATE LAW PROVISIONS WITH POTENTIAL ANTI-TAKEOVER EFFECT

    Certain provisions of Minnesota law described below could have an anti-takeover effect. These provisions are intended to provide management flexibility and to enhance the likelihood of continuity and stability in the composition of the Company's Board of Directors and in the policies formulated by the Board and to discourage an unsolicited takeover of the Company, if the Board determines that such a takeover is not in the best interests of the Company and its shareholders. However, these provisions could have the effect of discouraging certain attempts to acquire the Company which could deprive the Company's shareholders of opportunities to sell their shares of Common Stock at prices higher than prevailing market prices.

    Section 302A.671 of the Minnesota Business Corporation Act (the "MBCA") applies, with certain exceptions, to any acquisition of voting stock of the Company (from a person other than the Company, and other than in connection with certain mergers and exchanges to which the Company is a party) resulting in the beneficial ownership of 20% or more of the voting stock then outstanding.
Section 302A.671 requires approval of any such acquisition by a majority vote of the shareholders of the Company prior to its consummation. In general, shares acquired in the absence of such approval are denied voting rights and are redeemable at their then-fair market value by the Company within 30 days after the acquiring person has failed to give a timely information statement to the Company or the date the shareholders voted not to grant voting rights to the acquiring person's shares.

    Section 302A.673 of the MBCA generally prohibits any business combination by the Company, or any subsidiary of the Company, with any shareholder that purchases 10% or more of the Company's voting shares (an "interested shareholder") within four years following such interested shareholder's share acquisition date, unless the business combination is approved by a committee of all of the disinterested members of the Board of Directors of the Company before the interested shareholder's share acquisition date.

    The Company's Amended & Restated Bylaws (the "Bylaws") provide that Section 302A.673 of the MBCA, is not applicable to any business combination (as defined in the MBCA) of the Company with, with respect to, proposed by or on behalf of, or pursuant to, any written or oral agreement, arrangement, relationship, understanding, or otherwise with Yale T. Dolginow and/or Brent D. Schlosser or any of their respective affiliates or associates (as defined in the MBCA).

CERTAIN LIMITED LIABILITY AND INDEMNIFICATION PROVISIONS

    The Company's Articles limit the liability of its directors to the fullest extent permitted by law. Specifically, directors of the Company will not be personally liable for monetary damages for breach of the fiduciary duty as directors, except for liability for (i) any breach of the director's duty of loyalty to the Company or its shareholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,
(iii) corporate distributions which are in contravention of restrictions in the MBCA, the Company's Articles or Bylaws, or any agreement to which the Company is a party, (iv) violations of Minnesota securities laws, (v) any transaction from which the director derives an improper personal benefit, or (vi) any act or omission occurring prior to the effective date of the provision in the Company's Articles eliminating or limiting liability. This provision will generally not limit liability under state or federal securities law.

    Section 302A.521 of the MBCA provides that a Minnesota business corporation must indemnify any director, officer, employee or agent of the corporation made or threatened to be made a party to a proceeding, by reason of the former or present official capacity (as defined) of the person, against judgments, penalties, fines, settlements and reasonable expenses incurred by the person in connection with the proceeding if certain statutory standards are met. "Proceeding" means a threatened, pending or completed civil, criminal, administrative, arbitration or investigative proceeding, including one by or in the right of the corporation. Section 302A.521 contains detailed terms regarding such right of indemnification and reference is made thereto for a complete statement of such indemnification rights.

    Article 6 of the Company's Bylaws provides that each director, officer and employee of the Company shall be indemnified by the Company in accordance with, and to the fullest extent permissible by, applicable law.

    Insofar as indemnification for liabilities arising under the Security Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is therefore unenforceable.

TRANSFER AGENT AND REGISTRAR

    Firstar Trust Company is the transfer agent and registrar of the Common
Stock.

                                  UNDERWRITING

    Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below, for which Dain Bosworth Incorporated is acting as representative (the "Representative"), have severally agreed to purchase from the Company the shares of Common Stock offered hereby. Each Underwriter will purchase the number of shares of Common Stock at the price to public less the underwriting discounts and commissions set forth on the cover page of this Prospectus, in the amounts set forth below opposite their respective names.

UNDERWRITERS                                                                 NUMBER OF SHARES
---------------------------------------------------------------------------  -----------------
Dain Bosworth Incorporated.................................................

                                                                             -----------------
  Total....................................................................       1,666,667
                                                                             -----------------
                                                                             -----------------

    The Underwriting Agreement provides that the Underwriters' obligations are subject to conditions precedent and that the Underwriters are committed to purchase all shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if the Underwriters purchase any shares. The Representative has advised the Company that the several Underwriters may offer the shares of Common Stock directly to the public at the price to public set forth on the cover page of this Prospectus and to certain dealers at
the price to public less a concession not exceeding $        per share. The
Underwriters may allow, and such dealers may reallow, a concession not exceeding
$        per share to other dealers. After the shares of Common Stock are released for sale to the public, the Representative may change the initial price to public and other selling terms.

    The Company and the Selling Shareholder have granted to the Underwriters an option, exercisable for 30 days after the date of this Prospectus, to purchase up to an aggregate of 200,000 and 50,000 additional shares of Common Stock, respectively, at the same price per share as the initial shares to be purchased by the Underwriters. The Underwriters may purchase these shares solely to cover over-allotments, if any, in connection with the sale of Common Stock offered hereby. If the Underwriters exercise the over-allotment option, the Underwriters will be obligated, subject to certain conditions, to purchase additional shares in approximately the same proportion as those in the above table.

    The Underwriting Agreement provides that the Company, the Selling Shareholder and the Underwriters will indemnify each other against certain liabilities, including liabilities under the Securities Act, in connection with this offering.

    The Company and all of its directors, executive officers and shareholders have agreed not to sell, offer to sell, solicit an offer to buy, contract to sell, grant an option to purchase, or otherwise transfer or dispose of any shares of Common Stock, or any securities convertible into or exercisable or exchangeable for Common Stock, for a period of 180 days after the date of this Prospectus without the prior written consent of the Representative.

    The Representative has informed the Company that the Underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

    In order to facilitate the offering of the Common Stock, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may over-allot the Common Stock in connection with the offering, creating a short position in the Common Stock for their own account. In addition, to cover over-allotments or to stabilize the price of the Common Stock, the Underwriters may bid for, and purchase, shares of the Common Stock in the open market. The Underwriters may also reclaim selling concessions allowed to an underwriter or a dealer for distributing the Common Stock in the offering, if the Underwriters repurchase previously distributed Common Stock in transactions to cover their short positions, in stabilization transactions or otherwise. Finally, the Underwriters may bid for, and purchase, shares of the Common Stock in market making transactions and impose penalty bids. These activities may stabilize or maintain the market price of the Common Stock above market levels that may otherwise prevail. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

    Prior to this offering, there has been no public market for the Common Stock. The initial public offering price for the Common Stock will be determined by negotiation between the Company and the Representative. In determining the initial price to public, the Company and the Representative will consider, among other things, the history of and prospects for the industry in which the Company operates, past and present operations and earnings of the Company and the trend of such earnings, the qualifications of the Company's management, the general condition of the securities markets at the time of this offering and the market prices for other publicly traded companies. There can be no assurance, however, that the prices at which the Common Stock will sell in the public market after this offering will not be lower than the Price to Public.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Prior to this offering, there has been no market for the Common Stock of the Company. Sales of a substantial number of shares of Common Stock in the public market following this offering, or the perception that such sales could occur, could have a material adverse effect on the prevailing market price of the Common Stock and could adversely affect the ability of the Company to raise equity capital in the future.

    Upon completion of this offering, 4,247,035 shares of Common Stock will be outstanding (4,447,035 shares if the Underwriters' over-allotment option is exercised in full), of which the 1,666,667 shares offered hereby (1,916,667 shares if the Underwriters' over-allotment option is exercised in full) will be freely tradeable on the public market without restriction or further registration under the Securities Act, by persons who are not deemed to be affiliates of the Company as that term is defined in the Securities Act. The remaining 2,580,368 shares of Common Stock were issued and sold by the Company in private transactions, and are "restricted stock" within the meaning of Rule 144, and public sale thereof is restricted except to the extent they are registered under the Securities Act or sold in accordance with an exemption from such registration such as Rule 144. The Company and the holders of these remaining shares have entered into lock-up agreements with the Underwriters under which they have agreed not to sell, offer to sell, solicit an offer to buy, contract to sell, grant any option to purchase, or otherwise transfer or dispose of any shares of Common Stock, or any securities convertible into or exercisable or exchangeable for Common Stock, for a period of 180 days after the date of this Prospectus without the prior written consent of the Representative. Upon expiration of the 180-day period, all of these remaining shares will be eligible for immediate public sale under Rule 144(k).

    In general, Rule 144 as currently in effect provides that if at least one year has elapsed since shares of Common Stock that constitute restricted stock were last acquired from the Company or an affiliate of the Company, the holder is generally entitled to sell, within any three-month period, a number of shares that does not exceed the greater of 1% of the shares of Common Stock then outstanding or the reported average weekly trading volume of the Common Stock during the four calendar weeks immediately preceding the date on which notice of the sale is sent to the Commission. Sales under Rule 144 are subject to certain manner of sale restrictions, notice requirements and availability of current public information concerning the Company. Under Rule 144(k), a person who is not an affiliate of the Company during the three months preceding the sale, generally may sell shares without regard to the volume limitations, manner of sale provision, notice requirements or the availability of public information concerning the

Company, provided that at least two years have elapsed since the shares were last acquired from the Company or an affiliate.

    The Company intends to file a registration statement under the Securities Act to register an aggregate of 639,641 shares of Common Stock reserved for issuance under the Stock Plans, thus permitting the resale of such shares by non-affiliates in the public market without restriction under the Securities Act, subject, however, to vesting requirements with the Company and the lock-up agreements described above.

                                 LEGAL MATTERS

    The validity of the shares of Common Stock being sold in this offering will be passed upon for the Company by Maslon Edelman Borman & Brand, LLP, Minneapolis, Minnesota. Oppenheimer Wolff & Donnelly, Minneapolis, Minnesota is acting as counsel for the Underwriters in connection with certain legal matters relating to the shares of Common Stock offered hereby.

                         INDEPENDENT PUBLIC ACCOUNTANTS

    The combined/consolidated financial statements of Paper Warehouse, Inc. as of January 31, 1997 and February 2, 1996, and for each of the years in the three-year period ended January 31, 1997 have been included herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

    The Company has filed with the Securities and Exchange Commission, Washington, D.C. 20549, a Registration Statement under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and the exhibits and schedules filed therewith. Although all material terms and provisions of any material contract or other document filed are referred to in this Prospectus and described herein, such descriptions are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. The Registration Statement and the exhibits and schedules thereto may be inspected, without charge, at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at 500 West Madison Street, Suite 1400, Chicago, IL 60661, and 7 World Trade Center, Suite 1500, New York, New York 10048. Copies of all or any part of the Registration Statement can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission also maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements, and other information that has been or will be filed by the Company.

    The Company intends to furnish its shareholders with annual reports containing audited financial statements and quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

                             PAPER WAREHOUSE, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                                               PAGE
                                                                                                             ---------
Independent Auditors' Report...............................................................................     F-2

Combined/Consolidated Balance Sheets as of February 2, 1996, January 31, 1997, August 2, 1996 (unaudited)
  and August 1, 1997 (unaudited)...........................................................................     F-3

Combined/Consolidated Statements of Earnings and Retained Earnings for the fiscal years ended January 27,
  1995, February 2, 1996, and January 31, 1997, and the six-month periods ended August 2, 1996 (unaudited)
  and August 1, 1997 (unaudited)...........................................................................     F-4

Combined/Consolidated Statements of Cash Flows for the fiscal years ended January 27, 1995, February 2,
  1996, and January 31, 1997, and the six-month periods ended August 2, 1996 (unaudited) and August 1, 1997
  (unaudited)..............................................................................................     F-5

Notes to Combined/Consolidated Financial Statements........................................................     F-6

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
Paper Warehouse, Inc.:

    We have audited the accompanying combined/consolidated balance sheets of Paper Warehouse, Inc. and subsidiary (the Company) as of February 2, 1996 and January 31, 1997, and the related combined/ consolidated statements of earnings and retained earnings, and cash flows for each of the years in the three-year period ended January 31, 1997. These combined/consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined/consolidated financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the combined/consolidated financial statements referred to above present fairly, in all material respects, the financial position of Paper Warehouse, Inc. and subsidiary as of February 2, 1996 and January 31, 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended January 31, 1997, in conformity with generally accepted accounting principles.

                                                       /s/ KPMG Peat Marwick LLP

Minneapolis, Minnesota
February 28, 1997, except
  as to the fourth and fifth paragraphs
  of note 10(a) which are as
  of September 26, 1997

                             PAPER WAREHOUSE, INC.

                      COMBINED/CONSOLIDATED BALANCE SHEETS

                      FEBRUARY 2, 1996, JANUARY 31, 1997,

                       AUGUST 2, 1996 AND AUGUST 1, 1997

                                                                                                                  PRO FORMA
                                                                                                                  AUGUST 1,
                                                     FEBRUARY 2,    JANUARY 31,     AUGUST 2,      AUGUST 1,     1997 (NOTE
                                                        1996           1997           1996           1997          10(B))
                                                    -------------  -------------  -------------  -------------  -------------
                                                                                          (UNAUDITED)            (UNAUDITED)
                                                    ASSETS

Current assets:
  Cash............................................  $     885,440  $     357,167  $     604,142  $     359,516  $    359,516
  Inventories, net................................      7,716,758      9,568,680      9,144,189     11,949,521    11,949,521
  Accounts receivable.............................        479,164        261,424        163,859        183,908       183,908
  Prepaid expenses and other current assets.......        132,312        119,053        210,429        414,202       414,202
                                                    -------------  -------------  -------------  -------------  -------------
      Total current assets........................      9,213,674     10,306,324     10,122,619     12,907,147    12,907,147
  Property and equipment, net.....................      5,193,485      5,461,219      5,514,005      5,681,746     5,681,746
  Other assets, net...............................        527,032        502,639        513,055        496,615       496,615
                                                    -------------  -------------  -------------  -------------  -------------
                                                    $  14,934,191  $  16,270,182  $  16,149,679  $  19,085,508  $ 19,085,508
                                                    -------------  -------------  -------------  -------------  -------------
                                                    -------------  -------------  -------------  -------------  -------------

                                     LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Notes payable...................................  $   4,763,939  $   5,870,000  $   5,473,939  $           0  $          0
  Notes payable--related party....................              0              0              0      2,136,193     2,136,193
  Current maturities of long-term debt............         23,040         22,015         22,668         22,015        22,015
  Accounts payable................................      2,610,505      2,122,285      2,875,901      4,357,481     4,357,481
  Accrued liabilities:
    Payroll and related expenses..................        218,302        268,046        287,852        312,816       312,816
    Accrued interest..............................         87,788         17,407        107,726         69,593        69,593
    Other.........................................        585,508        305,433        561,891        448,426       448,426
  Pro forma dividends declared subsequent to
    period end (note 10(b)).......................              0              0              0              0       166,000
                                                    -------------  -------------  -------------  -------------  -------------
      Total current liabilities...................      8,289,082      8,605,186      9,329,977      7,346,524     7,512,524
Notes payable (note 10(b))                                      0              0              0      5,775,000     5,775,000
Notes payable--related party......................              0      2,136,193              0              0             0
Long-term debt, less current maturities...........      3,233,656      3,211,575      3,223,702      3,198,893     3,198,893
Deferred rent credits and other...................        287,878        524,694        261,849        624,846       624,846
                                                    -------------  -------------  -------------  -------------  -------------
      Total liabilities...........................     11,810,616     14,477,648     12,815,528     16,945,263    17,111,263
Stockholders' equity (note 10(a)):
  Serial preferred stock, 10,000,000 shares
    authorized; none issued or outstanding........              0              0              0              0             0
  Common stock, $.01 par value.
    Authorized 40,000,000 shares; issued and
      outstanding 2,202,818 shares................         22,028         22,028         22,028         22,028        22,028
  Additional paid-in capital......................        572,472        572,472        572,472        572,472       572,472
  Retained earnings...............................      2,529,075      1,198,034      2,739,651      1,545,745     1,379,745
                                                    -------------  -------------  -------------  -------------  -------------
      Total stockholders' equity..................      3,123,575      1,792,534      3,334,151      2,140,245     1,974,245
Commitments and contingencies (note 5)............
                                                    -------------  -------------  -------------  -------------  -------------
                                                    $  14,934,191  $  16,270,182  $  16,149,679  $  19,085,508  $ 19,085,508
                                                    -------------  -------------  -------------  -------------  -------------
                                                    -------------  -------------  -------------  -------------  -------------

     See accompanying notes to combined/consolidated financial statements.

                             PAPER WAREHOUSE, INC.

       COMBINED/CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

     YEARS ENDED JANUARY 27, 1995, FEBRUARY 2, 1996, AND JANUARY 31, 1997,
       AND THE SIX-MONTH PERIODS ENDED AUGUST 2, 1996 AND AUGUST 1, 1997

                                       JANUARY 27,     FEBRUARY 2,    JANUARY 31,     AUGUST 2,      AUGUST 1,
                                           1995           1996           1997           1996           1997
                                      --------------  -------------  -------------  -------------  -------------
                                                                                            (UNAUDITED)
Revenue:
  Company-owned stores..............  $   23,640,633  $  32,414,215  $  41,892,173  $  18,969,660  $  24,205,806
  Franchise related fees............         442,867      1,064,092      1,109,737        473,878        542,350
                                      --------------  -------------  -------------  -------------  -------------
    Total revenue...................      24,083,500     33,478,307     43,001,910     19,443,538     24,748,156
                                      --------------  -------------  -------------  -------------  -------------

Costs and expenses:
  Costs of products sold and
    occupancy costs.................      15,474,410     21,879,566     27,946,561     12,946,154     16,267,318
  Store operating expenses..........       4,634,847      6,367,150      8,732,589      3,828,979      4,895,477
  General and administrative
    expenses........................       2,479,972      3,450,737      4,242,960      2,070,616      2,628,166
                                      --------------  -------------  -------------  -------------  -------------
    Operating income................       1,494,271      1,780,854      2,079,800        597,789        957,195

  Interest expense..................         208,301        489,891        771,549        384,713        479,021
                                      --------------  -------------  -------------  -------------  -------------
    Income before income
      taxes.........................       1,285,970      1,290,963      1,308,251        213,076        478,174

Income taxes........................           5,000          5,181          5,300          2,500          5,039
                                      --------------  -------------  -------------  -------------  -------------
    Net income......................       1,280,970      1,285,782      1,302,951        210,576        473,135

Retained earnings:
  Beginning of the period...........       1,733,850      2,051,783      2,529,075      2,529,075      1,198,034
  Distributions of earnings.........        (963,037)      (808,490)    (2,633,992)             0       (125,424)
                                      --------------  -------------  -------------  -------------  -------------
  End of the period.................  $    2,051,783  $   2,529,075  $   1,198,034  $   2,739,651  $   1,545,745
                                      --------------  -------------  -------------  -------------  -------------
                                      --------------  -------------  -------------  -------------  -------------
  Weighted average common shares
    outstanding.....................       2,202,818      2,202,818      2,202,818      2,202,818      2,202,818
Pro forma data (unaudited-note
  10(b))
  Historical net income.............  $    1,280,970  $   1,285,782  $   1,302,951  $     210,576  $     473,135
  Pro forma provision for income
    taxes...........................         486,769        488,597        495,121         80,019        179,791
                                      --------------  -------------  -------------  -------------  -------------
  Pro forma net income..............  $      794,201  $     797,185  $     807,830  $     130,557  $     293,344
                                      --------------  -------------  -------------  -------------  -------------
  Pro forma net income per common
    share...........................  $         0.32  $        0.32  $        0.32  $        0.05  $        0.12
                                      --------------  -------------  -------------  -------------  -------------
                                      --------------  -------------  -------------  -------------  -------------

     See accompanying notes to combined/consolidated financial statements.

                             PAPER WAREHOUSE, INC.

                 COMBINED/CONSOLIDATED STATEMENTS OF CASH FLOWS

     YEARS ENDED JANUARY 27, 1995, FEBRUARY 2, 1996, AND JANUARY 31, 1997,

       AND THE SIX-MONTH PERIODS ENDED AUGUST 2, 1996 AND AUGUST 1, 1997

                                                     JANUARY 27,    FEBRUARY 2,    JANUARY 31,     AUGUST 2,      AUGUST 1,
                                                        1995           1996           1997           1996           1997
                                                    -------------  -------------  -------------  -------------  -------------
                                                                                                         (UNAUDITED)
Cash flows from operating activities:
  Net income......................................  $   1,280,970  $   1,285,782  $   1,302,951  $     210,576  $     473,135
  Adjustments to reconcile net income to cash
    provided by operating activities:
    Depreciation and amortization.................        432,748        695,356        959,901        455,346        546,818
    Gain on sale of property and equipment........           (170)        (1,775)        (4,375)             0         (1,892)
    Changes in operating assets and liabilities;
      net of the effect of the purchase of the
      assets of a business:
      Accounts receivable.........................        (82,116)      (300,022)       217,740        315,306         77,516
      Prepaid expenses and other current assets...         43,312        (68,308)        13,259        (78,117)      (295,149)
      Merchandise inventories.....................     (1,443,016)    (3,061,944)    (1,851,922)    (1,427,431)    (2,380,841)
      Accounts payable............................        271,985      1,462,471       (488,220)       265,396      2,235,196
      Accrued liabilities.........................        337,771        382,694        (63,896)        39,841        340,100
                                                    -------------  -------------  -------------  -------------  -------------
        Net cash provided (used) by operating
          activities..............................        841,484        394,254         85,438       (219,083)       994,883
                                                    -------------  -------------  -------------  -------------  -------------
Cash flows from investing activities:
  Proceeds from sale of property and equipment....          3,683          1,775        136,960              0          7,807
  Purchases of property and equipment.............     (1,122,206)    (3,454,752)    (1,317,283)      (751,625)      (745,466)
  Purchases of trademarks.........................         (2,969)        (2,947)             0              0              0
  Other assets, net of effect of asset
    acquisition...................................        (92,983)       (51,329)       (18,544)       (10,263)       (21,770)
                                                    -------------  -------------  -------------  -------------  -------------
        Net cash used in investing activities.....     (1,214,475)    (3,507,253)    (1,198,867)      (761,888)      (759,429)
                                                    -------------  -------------  -------------  -------------  -------------
Cash flows from financing activities:
  Net proceeds from related party loans...........              0              0      2,136,193              0              0
  Net proceeds from (payments on) notes payable to
    bank..........................................        (61,167)     3,448,939      1,106,061        710,000        (95,000)
  Proceeds from issuance of long-term debt........      3,557,158        958,000              0              0              0
  Principal payments on long-term debt............     (1,729,326)        (6,215)       (23,106)       (10,327)       (12,681)
  Payment of debt acquisition fees................       (251,546)        (8,000)             0              0              0
  Distribution of earnings........................       (963,037)      (808,490)    (2,633,992)             0       (125,424)
                                                    -------------  -------------  -------------  -------------  -------------
        Net cash provided (used) by financing
          activities..............................        552,082      3,584,234        585,156        699,673       (233,105)
                                                    -------------  -------------  -------------  -------------  -------------
        Net increase (decrease) in cash...........        179,091        471,235       (528,273)      (281,298)         2,349
Cash:
  Beginning of period.............................        235,114        414,205        885,440        885,440        357,167
                                                    -------------  -------------  -------------  -------------  -------------
  End of period...................................  $     414,205  $     885,440  $     357,167  $     604,142  $     359,516
                                                    -------------  -------------  -------------  -------------  -------------
                                                    -------------  -------------  -------------  -------------  -------------
Supplemental disclosures of cash flow information:
  Cash paid during the period for:
    Interest......................................  $     194,614  $     474,819  $     877,410  $     364,775  $     426,836
    Income taxes..................................          5,000         10,181          5,300            300          5,039

     See accompanying notes to combined/consolidated financial statements.

                             PAPER WAREHOUSE, INC.

              NOTES TO COMBINED/CONSOLIDATED FINANCIAL STATEMENTS

            JANUARY 27, 1995, FEBRUARY 2, 1996, AND JANUARY 31, 1997

                  UNAUDITED AS TO THE SIX-MONTH PERIODS ENDED
                       AUGUST 2, 1996 AND AUGUST 1, 1997

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    DESCRIPTION OF BUSINESS

    Paper Warehouse, Inc. (the Company) is a paper and party goods retailer operating 64 company-owned stores in the states of Minnesota, Missouri, Iowa, Kansas, Oklahoma, Colorado, and Wisconsin. Paper Warehouse, Inc. also sells Paper Warehouse franchises through its affiliated company, which became a wholly-owned subsidiary as of February 1, 1997 (see note 10(a)). The Company's acquisition of its affiliate was accounted for as a combination of companies under common control. In exchange for the initial and continuing fees received, the Company provides management assistance to and gives franchisees the right to use the name "Paper Warehouse" or "Party Universe."

    BASIS OF COMBINATION

    The financial statements of the Company represent the combined financial statements of the two affiliates as of and for the fiscal years ended January 27, 1995, February 2, 1996, and January 31, 1997 and the six-month period ended August 2, 1996. The financial statements for the six-month period ended August 1, 1997 represent the consolidated financial statements of the two companies. The Company's financial statements have been prepared on the same basis for all periods presented, whether combined or consolidated. The results of all intercompany transactions have been eliminated.

    ACCOUNTING ESTIMATES

    The preparation of combined financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    FAIR VALUES OF FINANCIAL INSTRUMENTS

    The carrying value of the Company's financial assets and liabilities, because of their short-term nature, is approximately fair value. The fair value of the Company's borrowing, if recalculated based on current interest rates, would not significantly differ from the recorded amounts.

    S CORPORATION ELECTION

    The Company has elected to be taxed as an S corporation under the Internal Revenue Code. The Company has agreed to make distributions of earnings in amounts sufficient to enable stockholders to pay their federal and state income taxes resulting from pass-through of taxable income as a result of the S corporation election.

    FISCAL YEAR

    The Company's fiscal year ends on the Friday closest to January 31. The fiscal year ended February 2, 1996 included 53 weeks, and the fiscal year ended January 31, 1997 included 52. Unless otherwise stated, references to years in this report relate to fiscal years rather than to calendar years.

                             PAPER WAREHOUSE, INC.

            JANUARY 27, 1995, FEBRUARY 2, 1996, AND JANUARY 31, 1997

                  UNAUDITED AS TO THE SIX-MONTH PERIODS ENDED
                       AUGUST 2, 1996 AND AUGUST 1, 1997

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    MERCHANDISE INVENTORIES

    Inventories are stated at the lower of cost or market. Cost is determined by the first in, first out (FIFO) method.

    PROPERTY AND EQUIPMENT

    Property and equipment are recorded at cost. Depreciation is computed by the straight-line method over the estimated useful lives of the assets as follows:

                                                                                  ESTIMATED
                                                                    METHOD       USEFUL LIFE
                                                                --------------  -------------
Fixtures and equipment........................................   Straight-line   5 to 7 years
Building......................................................   Straight-line       40 years
Land improvements.............................................   Straight-line       40 years

    Maintenance, repairs, and minor renewals are expensed as incurred. Upon retirement or disposal of assets, the cost and accumulated depreciation are eliminated from the respective accounts and the related gains or losses are credited or charged to income.

    DEBT ACQUISITION COSTS

    Debt acquisition costs relate to costs associated with the issuance of notes payable. These costs are being amortized over the related term of the debt using the straight-line method.

    INTANGIBLE ASSETS

    The excess of cost over fair value of net assets resulting from the acquisition of a store created goodwill that is being amortized over 15 years using the straight-line method.

    Costs of acquiring trademarks have been capitalized and are being amortized on a straight-line basis over ten years.

    OTHER ASSETS

    Other assets consist primarily of security deposits and lease acquisition fees. Lease acquisition fees are amortized over the related lease term using the straight-line method.

    IMPAIRMENT OF LONG-LIVED ASSETS AND LONG-LIVED ASSETS TO BE DISPOSED OF

    The Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF, on January 1, 1996. This statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such

                             PAPER WAREHOUSE, INC.

            JANUARY 27, 1995, FEBRUARY 2, 1996, AND JANUARY 31, 1997

                  UNAUDITED AS TO THE SIX-MONTH PERIODS ENDED
                       AUGUST 2, 1996 AND AUGUST 1, 1997

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Adoption of this statement did not have a material impact on the Company's financial position or results of operations.

    DEFERRED RENT CREDITS

    Certain of the Company's operating leases provide for scheduled increases in base rentals over their terms. For these leases, the Company recognizes the total rental amounts due over the lease terms on a straight-line basis and, accordingly, has established corresponding deferred rent credits for the differences between the amounts recognized and the amounts paid.

    PRE-OPENING COSTS

    Costs associated with the opening of new stores are expensed as incurred.

    STOCK-BASED COMPENSATION

    Compensation expense for stock option grants is recognized in accordance with Accounting Principles Board (APB) Opinion 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES. Had the Company incurred compensation expense in the disclosure periods required by SFAS No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, pro forma effects on net income would have been provided as if the fair value based method, as defined in SFAS No. 123, had been applied.

    ADVERTISING

    The Company expenses the cost of advertising as incurred or the first time the advertisement takes place.

    PRO FORMA NET INCOME PER SHARE

    Pro forma net income per common share is determined by dividing pro forma net income by the weighted average number of common shares and common share equivalents outstanding.

    The Company will adopt SFAS No. 128, EARNINGS PER SHARE, in the fourth quarter of the fiscal year ending January 30, 1998. The Company does not expect the implementation of SFAS No. 128 to have a material impact on earnings per share.

                             PAPER WAREHOUSE, INC.

            JANUARY 27, 1995, FEBRUARY 2, 1996, AND JANUARY 31, 1997

                  UNAUDITED AS TO THE SIX-MONTH PERIODS ENDED
                       AUGUST 2, 1996 AND AUGUST 1, 1997

(2) PROPERTY AND EQUIPMENT

    Property and equipment consists of the following:

                                     FEBRUARY 2,    JANUARY 31,     AUGUST 2,      AUGUST 1,
                                        1996           1997           1996           1997
                                    -------------  -------------  -------------  -------------
                                                                          (UNAUDITED)
Fixtures and equipment............  $   5,992,179  $   7,120,047  $   6,716,608  $   7,859,135
Buildings.........................      1,041,702      1,041,702      1,041,702      1,041,702
Land and improvements.............        319,733        319,733        319,733        319,733
Accumulated depreciation and
  amortization....................     (2,160,129)    (3,020,263)    (2,564,038)    (3,538,824)
                                    -------------  -------------  -------------  -------------
                                    $   5,193,485  $   5,461,219  $   5,514,005  $   5,681,746
                                    -------------  -------------  -------------  -------------
                                    -------------  -------------  -------------  -------------

    Depreciation and amortization expense on property and equipment was $415,453, $652,802, and $913,918 for the years ended January 27, 1995, February 2, 1996, and January 31, 1997, respectively, and $455,346 and $546,818 for the six-month periods ended August 2, 1996 and August 1, 1997, respectively.

(3) NOTES PAYABLE TO BANK

    The Company has a revolving line of credit agreement with its bank that permits borrowings up to $7,500,000. Borrowings under the agreement bear interest at the bank's base rate plus .5% and are secured by all assets of the Company. The agreement contains restrictive covenants which, among other things, require the Company to maintain a minimum tangible net worth and minimum current ratios.

    The current agreement is subject to annual renewal by the Company and the bank. Additionally, the Company's majority stockholder has personally guaranteed $1,500,000 of these notes. There was $4,763,939 and $5,870,000 outstanding under the agreement as of February 2, 1996 and January 31, 1997, respectively, and $5,473,948 and $5,775,000 outstanding at August 2, 1996 and August 1, 1997, respectively (see note 10(a)).

                             PAPER WAREHOUSE, INC.

            JANUARY 27, 1995, FEBRUARY 2, 1996, AND JANUARY 31, 1997

                  UNAUDITED AS TO THE SIX-MONTH PERIODS ENDED
                       AUGUST 2, 1996 AND AUGUST 1, 1997

(4) LONG-TERM DEBT

    Long-term debt consists of the following:

                                                           FEBRUARY 2,   JANUARY 31,    AUGUST 2,     AUGUST 1,
                                                               1996          1997          1996          1997
                                                           ------------  ------------  ------------  ------------
                                                                                              (UNAUDITED)
Note payable in monthly installments of $3,551, including
  interest at 6.914% through October 2015. The note is
  secured by a second mortgage on the Company's office
  headquarters, assignment of a life insurance policy,
  and the personal guarantee of the Company's majority
  stockholder............................................  $    429,542  $    418,834  $    424,313  $    411,554

Term note payable in monthly installments of $4,796,
  including interest at 9.08% through December 2015. The
  note is secured by a first mortgage on the Company's
  office headquarters....................................       524,310       514,756       519,511       509,354

Note payable in monthly installments of $322, including
  interest at 8% through May 1996........................         2,844             0         2,546             0

$2,300,000 subordinated note payable to private placement
  holders with interest due quarterly at 10%. Principal
  installments of $575,000 due annually commencing
  November 30, 2001......................................     2,300,000     2,300,000     2,300,000     2,300,000
                                                           ------------  ------------  ------------  ------------

                                                              3,256,696     3,233,590     3,246,370     3,220,908

Less current maturities..................................        23,040        22,015        22,668        22,015
                                                           ------------  ------------  ------------  ------------

                                                           $  3,233,656  $  3,211,575  $  3,223,702  $  3,198,893
                                                           ------------  ------------  ------------  ------------
                                                           ------------  ------------  ------------  ------------

Long-term subordinated related party notes payable due
  March 5, 1998, with interest at 5.63%..................             0     2,136,193             0             0

    On December 12, 1994, the Company completed a private placement of 46 units, each unit consisting of a 10% subordinated note of the Company due in annual installments commencing November 30, 2001 through November 30, 2004, and one detachable common stock purchase warrant. Subject to certain adjustments, each warrant entitles the holder thereof to purchase 3,994 shares of common stock, $.01 par value, of the Company at a price of $1.25 per share anytime after November 30, 1995 and before November 30, 2004. The entire proceeds of $2,300,000 were recorded as long-term debt.

                             PAPER WAREHOUSE, INC.

            JANUARY 27, 1995, FEBRUARY 2, 1996, AND JANUARY 31, 1997

                  UNAUDITED AS TO THE SIX-MONTH PERIODS ENDED
                       AUGUST 2, 1996 AND AUGUST 1, 1997

(4) LONG-TERM DEBT (CONTINUED)
    Aggregate annual maturities of long-term debt subsequent to the fiscal year ended January 31, 1997 are as follows:

1998............................................................  $  22,015
1999............................................................  2,160,041
2000............................................................     25,928
2001............................................................    602,776
2002............................................................    605,326
2003 and thereafter.............................................  1,953,697

(5) LEASES

    The Company leases all of its retail stores and corporate offices under noncancelable operating leases which have various expiration dates. In addition to base rents, certain leases require the Company to pay its share of maintenance and real estate taxes, and include provisions for contingent rentals based upon sales. Certain of the leases contain renewal options under which the Company may extend the terms three to five years.

    Future minimum rental payments due under noncancelable operating leases at January 31, 1997 are as follows:

YEAR ENDING IN JANUARY:                                                             AMOUNT
-------------------------------------------------------------------------------  -------------
1998...........................................................................  $   4,701,108
1999...........................................................................      4,589,634
2000...........................................................................      4,443,846
2001...........................................................................      3,929,569
2002...........................................................................      3,881,994
Thereafter.....................................................................     12,715,404
                                                                                 -------------
                                                                                 $  34,261,555
                                                                                 -------------
                                                                                 -------------

    Rent expense for all operating leases for the years ended January 27, 1995, February 2, 1996, and January 31, 1997, and the six-month periods ended August 2, 1996 and August 1, 1997 were as follows:

                         JANUARY 27,   FEBRUARY 2,   JANUARY 31,    AUGUST 2,     AUGUST 1,
                             1995          1996          1997          1996          1997
                         ------------  ------------  ------------  ------------  ------------
                                                                          (UNAUDITED)
Minimum rentals........  $  2,081,693  $  3,138,814  $  4,309,403  $  2,068,516  $  2,564,330
Contingent rentals.....         3,754             0             0             0             0
                         ------------  ------------  ------------  ------------  ------------
                         $  2,085,447  $  3,138,814  $  4,309,403  $  2,068,516  $  2,564,330
                         ------------  ------------  ------------  ------------  ------------
                         ------------  ------------  ------------  ------------  ------------

                             PAPER WAREHOUSE, INC.

            JANUARY 27, 1995, FEBRUARY 2, 1996, AND JANUARY 31, 1997

                  UNAUDITED AS TO THE SIX-MONTH PERIODS ENDED
                       AUGUST 2, 1996 AND AUGUST 1, 1997

(6) INCOME TAXES--S CORPORATION ELECTION

    As indicated in note 1, the Company has elected to be taxed as an S corporation under the Internal Revenue Code. The Company's earnings or losses are allocated to its stockholders for inclusion in their individual tax returns.

    The Company has provided $5,000, $5,181, and $5,300, for income tax expense relating to the State of Minnesota minimum tax for the years ended January 27, 1995, February 2, 1996, and January 31, 1997, respectively, and $2,500 and $5,039 for the six-month periods ended August 2, 1996 and August 1, 1997, respectively.

(7) RELATED PARTY TRANSACTIONS

    Four of the Company's franchise stores are substantially owned by two related parties of the Company's majority stockholder. Continuing franchise fees collected from these related parties were $37,605, $52,845, and $75,639, for the fiscal years ended January 27, 1995, February 2, 1996, and January 31, 1997, respectively, and $20,144 and $42,285 in the six-month periods ended August 2, 1996 and August 1, 1997, respectively. The Company had a receivable of $8,842, $21,224, and $19,428, from this franchisee at January 27, 1995, February 2, 1996, and January 31, 1997, respectively, and a receivable of $20,141 and $6,681 as of August 2, 1996 and August 1, 1997, respectively.

    During the year ended January 31, 1997, the Company sold a Paper Warehouse store to a related party for $144,000. The transaction resulted in no gain or loss to the Company. Continuing fees collected from this related party were $17,851 for the year ended January 31, 1997. The Company had a receivable of $368 from this franchisee as of January 31, 1997.

    On January 13, 1997, the Company issued notes payable to the Company's two primary shareholders for the aggregate amount of $2,136,193. These notes bear interest at 5.63%, are fully subordinated to all other long-term obligations, and are due March 5, 1998.

(8) STOCK OPTIONS

    The Company entered into an option agreement (the Agreement) on December 1, 1992. The Agreement, which was amended in its entirety on October 6, 1994, provides the following:

                                 INITIAL
                                 EXERCISE   NUMBER OF    EXERCISE
DESCRIPTION                        DATE      SHARES        PRICE             EXPIRATION DATE
------------------------------  ----------  ---------  -------------  ------------------------------
Event option..................     (1)       220,285            (3)              11/30/97
1998 option...................    1/1/98     220,285            (3)    12/31/98 or exercise of the
                                                                               event option
Put option....................     (2)         (2)              (3)              12/31/98

------------------------

(1) The event option is exercisable upon a triggering event. The triggering event is defined as either any merger between the Company and any unrelated entity or the offering of capital stock of the Company pursuant to a public offering registered under the Securities Act of 1933.

                             PAPER WAREHOUSE, INC.

            JANUARY 27, 1995, FEBRUARY 2, 1996, AND JANUARY 31, 1997

                  UNAUDITED AS TO THE SIX-MONTH PERIODS ENDED
                       AUGUST 2, 1996 AND AUGUST 1, 1997

(8) STOCK OPTIONS (CONTINUED)
(2) Upon receipt of the 1998 option shares, the buyer has the right to put the 1998 option shares back to the Company at a price equal to the aggregate book value per share of the 1998 option shares calculated at the end of the immediately preceding fiscal year of the Company.

(3) Exercise price equals $150,000 plus an amount equal to 10% of all capital and equity contributions made to the Company since December 1, 1992. To date, there have been no capital or equity contributions made to the Company since December 1, 1992.

(9) EMPLOYEE BENEFITS

    The Company has a retirement savings plan, covering substantially all employees who have completed one year of service and attained 21 years of age, which includes a noncontributory profit sharing plan and 401(k) feature. Employees become fully vested in the plan on a graduated scale over a six-year period. Contributions to the profit sharing plan are made at the discretion of the plan committee. The 401(k) feature allows for employee's elective salary deferrals up to 15% of their compensation, but not in excess of certain limitations.

    Discretionary contributions to the profit sharing plan were $25,000, $0, and $0 for the fiscal years ended January 27, 1995, February 2, 1996, and January 31, 1997, respectively, and $0 and $0 for the six-month periods ended August 2, 1996 and August 1, 1997, respectively.

    On March 1, 1996, the Company established a Voluntary Employee Benefit Plan and Employee Benefit Trust for the sole and exclusive benefit of its employees. The Company matches 25% of the first four percent of employee contributions to the plan. Company contributions were $17,831 for the year ended January 31, 1997, and $3,939 and $13,271 for the six-month periods ended August 2, 1996 and August 1, 1997, respectively.

(10) SUBSEQUENT EVENTS

    10(A)

    Effective as of February 1, 1997, Paper Warehouse Franchising, Inc. became a wholly-owned subsidiary of Paper Warehouse, Inc. through a stock transfer of all the outstanding shares of Paper Warehouse Franchising, Inc. to Paper Warehouse, Inc.

    On February 6, 1997, the Board of Directors of the Company increased the number of common shares authorized for issuance from 200,000 to 40,000,000 and authorized 10,000,000 shares of serial preferred stock.

    On February 25, 1997, the Company purchased the assets of a franchisee for $72,650.

    On September 26, 1997, the Board of Directors of the Company declared a
37.57217275 to 1 common stock split increasing the number of common shares issued and outstanding from 58,629 to 2,202,818. All references to share and per share amounts in the accompanying combined/consolidated financial statements reflect this stock split.

                             PAPER WAREHOUSE, INC.

            JANUARY 27, 1995, FEBRUARY 2, 1996, AND JANUARY 31, 1997

                  UNAUDITED AS TO THE SIX-MONTH PERIODS ENDED
                       AUGUST 2, 1996 AND AUGUST 1, 1997

(10) SUBSEQUENT EVENTS (CONTINUED)
    Effective September 26, 1997, the Company's revolving line of credit agreement with the bank was amended to extend the renewal date to May 31, 1999, and to eliminate the personal guarantee of the Company's majority stockholder of $1,500,000 of the note.

    10(B) PROFORMA PROVISION FOR INCOME TAXES--UNAUDITED


    The Company anticipates filing a Form S-1 Registration Statement in October 1997. Upon completion of such offering, the Company will terminate its S Corporation federal tax status and change to a C Corporation and, accordingly, will be subject to federal and certain state income taxes. Prior to such termination, the Company will distribute to its current stockholders all accumulated S Corporation earnings as of the termination date. Accordingly, the pro forma effect of this transaction has been disclosed in the accompanying pro forma balance sheet. The existing balance of retained earnings does not need to be transferred to additional paid in capital as required by the Securities and Exchange Commission's Staff Accounting Bulletin 4.B since all accumulated S Corporation earnings will be distributed in connection with the initial public offering. In September 1997, the Board of Directors of the Company declared a cash dividend payable to the current stockholders of the Company equal to the Company's estimate of its accumulated taxable income from the date of the last dividend paid, in January 1997, through the first six months of the fiscal year ending January 1998 to the extent such taxable income had not previously been distributed. This dividend aggregated approximately $166,000 and, following payment, was loaned back to the Company by the shareholders pursuant to term notes accruing interest at 5.63% annually. The Board of Directors also anticipates declaring a cash dividend payable to the current shareholders, concurrent with the consummation of the offering, equal to the balance of any accumulated taxable income from the date of the September 1997 dividend through the date of the conversion of the Company to a C Corporation in connection with the offering.


    Pro forma net income and pro forma net income per share for the fiscal years ended January 27, 1995, February 6, 1996, and January 31, 1997, and for the six-month periods ended August 2, 1996 and August 1, 1997, have been determined assuming that the Company had been taxed as a C Corporation for federal and certain state income tax purposes for such periods.

    Unaudited pro forma income taxes represent the estimated income taxes that would have been reported had the Company been a taxable entity for both federal and state income tax purposes for the fiscal years ended January 27, 1995, February 2, 1996, and January 31, 1997. The components of the unaudited pro forma income tax provision are summarized as follows:

                                                                           YEAR ENDED
                                                              -------------------------------------
                                                              JANUARY 27,  FEBRUARY 2,  JANUARY 31,
                                                                 1995         1996         1997
                                                              -----------  -----------  -----------
Federal.....................................................   $ 409,911    $ 411,450    $ 416,944
State.......................................................      76,858       77,147       78,177
                                                              -----------  -----------  -----------
Unaudited pro forma provision for income taxes..............   $ 486,769    $ 488,597    $ 495,121
                                                              -----------  -----------  -----------
                                                              -----------  -----------  -----------

                             PAPER WAREHOUSE, INC.

            JANUARY 27, 1995, FEBRUARY 2, 1996, AND JANUARY 31, 1997

                  UNAUDITED AS TO THE SIX-MONTH PERIODS ENDED
                       AUGUST 2, 1996 AND AUGUST 1, 1997

(10) SUBSEQUENT EVENTS (CONTINUED)
    A reconciliation of taxes based on the federal statutory rate of 34% and the unaudited pro forma provision for income taxes for the fiscal years ended January 27, 1995, February 2, 1996, and January 31, 1997 is summarized as follows:

                                                                                 YEAR ENDED
                                                              -------------------------------------------------
                                                                JANUARY 27,      FEBRUARY 2,      JANUARY 31,
                                                                   1995             1996             1997
                                                              ---------------  ---------------  ---------------
Income taxes at the federal statutory rate..................            34%              34%              34%
State income taxes, net of federal benefit..................             4                4                4
                                                                        --               --               --
Unaudited pro forma provision for income taxes..............            38%              38%              38%
                                                                        --               --               --
                                                                        --               --               --

[Inside back cover][The inside back cover contains 7 photographs of the Company's merchandise, store display and advertising.]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING SHAREHOLDER OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF THIS PROSPECTUS.

                            ------------------------

                               TABLE OF CONTENTS

                                                    PAGE
                                                    -----
Prospectus Summary.............................           3
Risk Factors...................................           6
S Corporation Distributions....................          11
Use of Proceeds................................          12
Dividend Policy................................          12
Capitalization.................................          13
Dilution.......................................          14
Selected Financial and Operating Data..........          15
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...................................          16
Business.......................................          22
Management.....................................          32
Certain Transactions...........................          37
Principal and Selling Shareholders.............          38
Description of Capital Stock...................          39
Underwriting...................................          42
Shares Eligible for Future Sale................          43
Legal Matters..................................          44
Independent Public Accountants.................          44
Additional Information.........................          44
Index to Financial Statements..................         F-1

                            ------------------------

    UNTIL          , 1997 (25 DAYS AFTER DATE OF THIS PROSPECTUS), ALL DEALERS
EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                                1,666,667 SHARES

                          [Paper Warehouse, Inc. LOGO]

                                  COMMON STOCK

                                 -------------

                                   PROSPECTUS
                                 -------------

                       [Dain Bosworth Incorporated LOGO]

                                          , 1997

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The table below sets forth the expenses in connection with the issuance and distribution of the shares of Common Stock registered hereby (estimated other than the SEC registration, NASD and Nasdaq fees which are actual) other than underwriting discounts and fees, are set forth in the following table.

SEC registration fee..............................................  $   5,810
NASD filing fee...................................................      2,417
Nasdaq listing fee................................................     10,000
Legal fees and expenses...........................................    150,000
Accounting fees and expenses......................................    100,000
Directors and Officers Insurance Premium..........................     40,000
Blue Sky fees and expenses........................................      5,000
Transfer agent fees and expenses..................................     10,000
Printing and engraving expenses...................................     70,000
Miscellaneous.....................................................    156,773
                                                                    ---------
    Total.........................................................  $ 550,000
                                                                    ---------
                                                                    ---------

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    The Company's Articles limit the liability of its directors to the fullest extent permitted by law. Specifically, directors of the Company will not be personally liable for monetary damages for breach of the fiduciary duty as directors, except for liability for (i) any breach of the director's duty of loyalty to the Company or its shareholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,
(iii) corporate distributions which are in contravention of restrictions in the MBCA, the Company's Articles or Bylaws, or any agreement to which the Company is a party, (iv) violations of Minnesota securities laws, (v) any transaction from which the director derives an improper personal benefit, or (vi) any act or omission occurring prior to the effective date of the provision in the Company's Articles eliminating or limiting liability. This provision will generally not limit liability under state or federal securities law.

    Section 302A.521 of the MBCA provides that a Minnesota business corporation must indemnify any director, officer, employee or agent of the corporation made or threatened to be made a party to a proceeding, by reason of the former or present official capacity (as defined) of the person, against judgments, penalties, fines, settlements and reasonable expenses incurred by the person in connection with the proceeding if certain statutory standards are met. "Proceeding" means a threatened, pending or completed civil, criminal, administrative, arbitration or investigative proceeding, including one by or in the right of the corporation. Section 302A.521 contains detailed terms regarding such right of indemnification and reference is made thereto for a complete statement of such indemnification rights.

    Article 6 of the Company's Bylaws provides that each director, officer and employee of the Company shall be indemnified by the Company in accordance with, and to the fullest extent permissible by, applicable law.

    Article 10 of the Company's Bylaws provides that Section 302A.673 of the MBCA, is not applicable to any Business Combination (as defined in the MBCA) of the Company with, with respect to, proposed by or on behalf of, or pursuant to, any written or oral agreement, arrangement, relationship, understanding, or otherwise with Yale T. Dolginow and/or Brent D. Schlosser or any of their respective affiliates or associates (as defined in the MBCA).

    The Warrants provide that if the Company issues shares of Common Stock to a certain option holder, the aggregate number of shares purchaseable upon exercise of the Warrants will be increased to 202,040 at an exercise price of $1.14.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is therefore unenforceable.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

    On November 4, 1994, the Company sold an aggregate of 46 Units, each Unit consisting of a $50,000 10% Subordinated Note due November 30, 2004 and one Common Stock purchase warrant to purchase 3,994 shares of Common Stock at $1.25 per share (the "Warrants"), to Accredited Investors (as defined in Regulation D of the Securities Act) for a total aggregate consideration of $2,300,000. In connection with such transaction, the Company paid $138,000 in commissions to George K. Baum & Company, placement agent for such offering. The Company believes that each sale of such securities was exempt from registration pursuant to Rules 505 and 506 under the Securities Act of 1933.

    Concurrent with the consummation of this offering, the Company will issue 201,064 shares of Common Stock to the Selling Shareholder pursuant to the cashless exercise of an option. No commissions were paid in connection with this transaction. The Company believes that such issuance of such securities is exempt from registration pursuant to Section 3(a)(9) under the Securities Act of 1933.

    Concurrent with the consummation of this offering, the Company will issue an aggregate of 176,486 shares of Common Stock to holders of the Warrants upon the cashless exercise of such Warrants. The Company believes that the issuance of such securities is exempt from registration pursuant to Section 3(a)(9) under the Securities Act of 1933.

ITEM 16.  EXHIBITS.


NUMBER                                DESCRIPTION
------ --------------------------------------------------------------------------
  1.1  Form of Underwriting Agreement.(1)

  3.1  Amended and Restated Articles of Incorporation(1).

  3.2  Amended and Restated By-laws(1).

  4.1  Form of 10% Subordinated Note due November 30, 2004, dated December 7,
         1994.(1)

  4.2  Form of Warrant Agreement(1)

  4.3  Form of Warrant Conversion Agreement, as extended.(1)

  5    Opinion of Maslon Edelman Borman & Brand, LLP.(1)

 10.1  Restated Option Agreement by and between the Company and LSG dated October
         6, 1994.(1)

 10.2  Form of Registration Rights Agreement.(1)

 10.3  1997 Stock Option and Compensation Plan.(1)

 10.4  Directors Stock Option Plan.(1)

 10.5  January 13, 1997 Shareholder Promissory Note issued to Yale T.
         Dolginow.(1)

 10.6  January 13, 1997 Shareholder Promissory Note issued to Brent D.
         Schlosser(1)

NUMBER                                DESCRIPTION
------ --------------------------------------------------------------------------
 10.7  Corporation Tax Allocation and Indemnification Agreement entered into on
         September 26, 1997 between the Company and Yale T. Dolginow and Brent D.
         Schlosser.(1)

 10.8  Employment Agreement by and between the Company and Yale T. Dolginow dated
         February 7, 1997.(1)

 10.9 Employment Agreement by and between the Company and Brent D. Schlosser dated February 7, 1997.(1)

 10.10 Combination Mortgage and Security Agreement and Fixture Financing
         Statement dated June 9, 1995 by and between the Company and Richfield
         Bank & Trust Co.(1)

 10.11 Secured Promissory Note of the Company in favor of Richfield Bank & Trust
         Co. in the amount of $945,000 dated June 9, 1995.(1)

 10.12 Authorization and Debenture Guaranty of the Company dated May 25, 1995.(1)

 10.13 Employment Agreement by and between the Company and Cheryl W. Newell dated
         July 14, 1997.(1)

 10.14 October 1, 1997 Shareholder Promissory Note issued to Yale T. Dolginow.(1)

 10.15 October 1, 1997 Shareholder Promissory Note issued to Brent D.
         Schlosser(1)

 10.16 Loan Agreement between Paper Warehouse, Inc., Yale T. Dolginow and
         Richfield Bank & Trust Co., dated January 29, 1997(1)

 10.17 Revolving Promissory Note to Richfield Bank & Trust Co. dated January 29,
         1997.(1)

 10.18 Security Agreement between the Company and Richfield Bank & Trust Co.
         dated January 29, 1997.(1)

 10.19 Guaranty of Yale T. Dolginow dated January 29, 1997.(1)

 10.20 Amendment to Loan Agreement entered into as of October 1, 1997 by and between the Company, Yale T. Dolginow and Richfield Bank & Trust Co.(1)

 10.21 Master Lease by and between Targa Financial, Inc. and the Company dated
         October 22, 1997.(1)

 10.22 Loan Agreement SBA Debenture No. COCL837046 3001 MN, dated August 15,
         1995.(1)

 10.23 Exercise of Stock Option Agreement by and between Paper Warehouse, Inc.
         and LSG Corporation dated January 15, 1997.

 10.24 Restated Option Agreement dated as of October 6, 1994 by and between Paper
         Warehouse, Inc. and LSG Corporation.

 10.25 Stock Purchase Agreement entered into on December 1, 1992 by and between
         Yale T. Dolginow and LSG Corporation.

 10.26 Option Agreement entered into December 1, 1992 by and between Paper
         Warehouse, Inc. and LSG Corporation.

 10.27 Promissory Note in favor of LSG Corporation dated December 1, 1992 in the amount of $105,309.

 10.28 Consulting Agreement entered into December 1, 1992 by and between Paper
         Warehouse, Inc. and Stanford Weiner, Lawrence Weiner and Gary Stone.

 11    Earnings per share calculation.(1)

 21    Subsidiaries of Company.(1)

 23.1  Consent of Maslon Edelman Borman & Brand, LLP. (included in Exhibit 5)

NUMBER                                DESCRIPTION
------ --------------------------------------------------------------------------
 23.2  Consent of KPMG Peat Marwick LLP.(1)

 24.1  Powers of Attorney(1).

 27.1  Financial Data Schedule(1).


------------------------

(1) Previously filed.

ITEM 17.  UNDERTAKINGS.

    The undersigned Company hereby undertakes that:

        (1) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        (2) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (3) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (4) The undersigned registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement, certificates in such demoninations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Pre-Effective Amendment No. 2 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, State of Minnesota, on November 18, 1997.


                                PAPER WAREHOUSE, INC.

                                By:             /s/ YALE T. DOLGINOW
                                     -----------------------------------------
                                                  Yale T. Dolginow
                                       PRESIDENT AND CHIEF EXECUTIVE OFFICER


    Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment No. 2 to Registration Statement has been signed below on the 18th day of November, 1997 by the following persons in the capacities indicated:


          SIGNATURE                       TITLE
------------------------------  --------------------------

                                President Chief Executive
     /s/ YALE T. DOLGINOW         Officer and Director
------------------------------    (Principal Executive
       Yale T. Dolginow           Officer)

              *
------------------------------  Executive Vice President
      Brent D. Schlosser          and Director

     /s/ CHERYL W. NEWELL       Chief Financial Officer
------------------------------    (Principal Financial
       Cheryl W. Newell           Officer)

              *
------------------------------  Secretary and Director
      Diane C. Dolginow

              *                 Controller/Treasurer
------------------------------    (Principal Accounting
     Michael A. Anderson          Officer)

              *
------------------------------  Director
        Arthur H. Cobb

              *
------------------------------  Director
     Marvin W. Goldstein

          SIGNATURE                       TITLE
------------------------------  --------------------------

              *
------------------------------  Director
       Martin A. Mayer

              *
------------------------------  Director
      Jeffrey S. Halpern

*By:    /s/ YALE T. DOLGINOW
      -------------------------
          Yale T. Dolginow
          ATTORNEY-IN-FACT